Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2019 to March 31, 2019)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2019 to March 31, 2019)

To:     Korean Financial Services Commission and Korea Exchange

/s/ In-Hwa, Chang
In-Hwa, Chang
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/ Seung-Kyu, Lim
Seung Kyu, Lim
Executive Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

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Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of March, 2019)

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO International Corporation, POSCO ICT, POSCO Chemical Co., Ltd., POSCO M-TECH, Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, Tancheon E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPower CO., LTD., Songdo Posco family Housing, HOTEL LAONZENA, POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO E&C Songdo International Building, POSCO Research & Technology, RISTec-Biz CO.,LTD., Pohang Techno Valley PFV Corporation, NB POSTECH, Inc.

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(a)	Changes in Companies Belonging to the Business Group

•	Exclusion of the Business Group:

POSCO Processing&Service (February 25, 2019)

BLUE O&M Co., Ltd. (February 25, 2019)

MegaAsset Co., Ltd. (February 25, 2019)

•	Name of the Business Group:

From POSMATE to POSCO O&M (February 1, 2019)

From POSCO Daewoo Corporation to POSCO International Corporation (March 18, 2019)

From POSCO Chemtech to POSCO Chemical Co., LTD. (March 18, 2019)

From POSCO E&E to Tancheon E&E (March 29, 2019)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

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(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates (Dubai), Iran(Teheran), European Union (Dusseldorf, Germany), Brazil (Rio de Janeiro), Argentina (Jujuy), and Australia (Perth).

(3)	Major Changes in the Board of Directors (as of March 15, 2019)

(a)	Inside Directors

•	New member : Tak, Jeong and Hag-Dong, Kim

(b)	Outside Directors

•	New member : Heui-Jae Pahk

(c)	Representative Directors

•	Jeong-Woo, Choi and In-Hwa, Chang

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 8, 2019, April 8, 2019)

B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

(3)	Small scale merger of POSCO Processing&Service into POSCO was completed on Februrary 1, 2019

•	Date of merger : January 1, 2019

The purpose of mergers above is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

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POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For the first two small scale mergers, the merger ratio is 1:0 and POSCO did not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

For the POSCO P&S merger, the merger ratio is 1:0.1456475 and POSCO did not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2019)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of March 31, 2019)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered	7,185,703	—	114,509	—	7,071,194
Special Money Trust	Common	—	—	—	—	—

Total		7,185,703	—	114,509	—	7,071,194

*	Beginning Balance: as of December 31, 2018

•	On January 19, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 70 treasury stocks was completed on January 22, 2018.

•	On April 17, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 1,198 treasury stocks was completed on April 20, 2018.

•	On August 20, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 260 treasury stocks was completed on August 23, 2018.

•	On November 11, 2018, the Executive Management Committee resolved its plan to distribute the treasury stocks and the actual disposal of 114,509 treasury stocks was completed on January 7, 2019.

5. Voting Rights

		(As of March 31, 2019)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,071,194	*Treasury Stock 7,071,194 shares
(3) Shares with Voting Rights	80,115,641	—

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6. Earnings and Dividend

			(In millions of KRW)
	2019.1Q	2018	2017
(Consolidated) Net Profit	778,445	1,690,612	2,790,106
(Separate) Net Profit	671,173	1,072,592	2,545,685
Earnings per Share (Consolidated, KRW)	9,233	20,911	34,464
Cash Dividend Paid	160,231	800,009	639,991
Pay-out Ratio (Consolidated, %)	21.6	47.3	22.9
Dividend per Share (KRW)	2,000	10,000	8,000
Dividend Yield (%)	0.8	4.1	2.4

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2019.1Q		2018		2017
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	8,071,816	942,531	32,358,009	4,536,318	30,230,368	3,628,314
Trading	5,537,881	133,153	22,407,717	383,934	20,802,207	315,201
Engineering & Construction	1,518,642	42,109	6,769,410	411,489	6,886,606	414,988
Others	885,899	85,103	3,442,641	210,859	2,735,919	263,331
Total	16,014,238	1,202,896	64,977,777	5,542,600	60,655,100	4,621,834

2. Current Situation

1) Steel

A. Domestic Market Share

					(Millions of Tons, %)
Category	2019. 1Q		2018		2017
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	18.1	100	72.5	100	71.1	100
POSCO	9.4	51.9	37.7	52.0	37.2	52.3
Others	8.7	48.1	34.8	48.0	33.9	47.7

Source: world steel association (www.worldsteel.org)

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Production of slabs commenced (June, 2016)

(g)	Construction completed (August, 2016)

(2)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(d)	Construction of Continuous Galvanizing Line completed (June, 2016)

(3)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Construction of No.7 Continuous Galvanizing Line completed (April, 2017)

(4)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Construction completed (February, 2017)

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(5)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

(c)	Termination of JV Agreements (September, 2017)

(d)	Liquidation of Steel mills set off (November, 2017)

(e)	Completion of liquidation (June, 2018)

2) Trading

A. Market Share

			(Millions of Dollars)
Category	2019.1Q	2018.1Q	Growth rate
All Trading Companies in Korea	132,729	145,055	-8.5%
POSCO International Corp	1,540	1,910	-19.4%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO International and its subsidiaries engage in three major business segments; trading, overseas infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO International is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through its strong and stable customer base and its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

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4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants.

B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO Chemical

POSCO CHEMICAL, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMICAL provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMICAL is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and steel products packaging. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	21,805	17.37
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	41,773	33.27
	Stainless Steel Products	Western tableware, etc.	24,200	19.27
	Others	Plates, Wire rods, etc.	37,786	30.09
	Gross Sum		125,564	100.00
	Deduction of Internal Trade		(44,846)

	Sub Total		80,718

Trading	Steel, Metal		73,585	78.52
	Chemical, Strategic Item, Energy		1,743	1.86
	Others		18,386	19.62
	Gross Sum		93,714	100.00
	Deduction of Internal Trade		(38,335)

	Sub Total		55,379

Engineering & Construction	Domestic Construction	Architecture	9,927	60.62
		Plant	1,684	10.28
		Civil Engineering	1,219	7.44
		Others	281	1.71
	Overseas Construction		1,307	7.98
	Owned Construction		1,471	8.98
	Others		486	2.97
	Gross Sum		16,375	100.00
	Deduction of Internal Trade		(1,189)

	Sub Total		15,186

Others	Electricity Sales, etc.		15,294
	Deduction of Internal Trade		(6,435)

	Sub Total		8,859

	Total Sum		160,142

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B. Price Fluctuation Trend of Key Products

			(In thousands of KRW/Tons, KRW/kWh)
Business Area	Products	2019.1Q	2018	2017
Steel	Hot-rolled Product (HR)	703	707	641
	Cold-rolled Product (CR)	790	807	791
Others	Electric Power	116	100	93
	Lime	112	108	106

Figures for the Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring the price fluctuation trend.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Fluctuations

From 2016 to 2018, the price of steel has continuously increased due to the change in supply and demand of steel market and the reflection of increased raw material price into the cost. The price for steel products has slightly decreased during the 2019.1Q primarily due to a decrease in demand of steels and a decrease of Chinese steel price in the last quarter of 2018.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	30,112 (44.2%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	17,791 (26.1%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	13,026 (19.1%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Others	Other Sub-materials	7,211 (10.6%)	—

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	571 (21.5%)
		Steel Reinforcement	Strengthening Concrete	470 (17.7%)
		Cable	Electricity Transfer	16 (0.6%)
		Steel Pile	Foundation of Structure	54 (2.0%)
		Others	Construction of Pipe and Structure etc.	1,547 (58.2%)

Others	Raw Materials	LNG	Material for Power Generation	3,088 (48.0%)
		Limestone	Production of Lime	255 (4.0%)
		Others	Engineering business etc.	3,085 (48.0%)

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B. Price Fluctuation Trend of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2019.1Q	2018	2017
Steel	Iron Ore(per ton)	87	76	81
	Coal(per ton)	232	228	246
	Scrap Iron(per ton)	366	395	344
	Nickel(per ton)	13,916	15,074	11,763
Engineering & Construction	Ready-mixed Concrete (per m3)	63	63	61
	Steel Pile (per m)	146	146	50
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	817	768	661
	Lime (per ton)	20	19	19

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

										(In US Dollars/Tons)
	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	’16.4Q	’16.3Q	’16.2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	77	64	57	58	68	57	64	57	79	65	53	51

(2) Coal

										(In US Dollars/Tons)
	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q
Trend of International Benchmark Price (FOB)	206	221	188	190	229	204	189	191	285	200	92.5	84

(3) Scrap Iron

										(In US Dollars/Tons)
	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	325	343	350	364	379	344	322	268	284	253	227	235

(4) Nickel

	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton	USD 6.02 /lb USD 13,276/ton	USD 5.25/lb USD 11,584/ton	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton	USD 4.66/lb USD 10,271/ton	USD 4.90/lb USD 10,810/ton	USD 4.66/lb USD 10,265/ton	USD 4.00/lb USD 8,823/ton

LME : London Metal Exchange

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[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602

Steel Reinforcement	High Tensile Deformed Bar SD400 D10

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

(b)	Lime: purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2019.1Q	2018	2017
Steel	Crude Steel	11,715	47,590	47,590

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2019.1Q	2018	2017
		Incheon	3,412	3,412	3,412
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		540	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2019.1Q	2018	2017
Crude Steel		10,634	42,867	42,193
Products	Hot-Rolled Steel	2,325	8,716	8,372
	Plate	1,798	7,432	6,512
	Wire Rod	701	2,867	2,830
	Pickled-Oiled Steel	760	2,946	3,005
	Cold-Rolled Products	2,123	8,551	7,563
	Coated Steel	1,623	7,163	6,249
	Electrical Steel	243	1,078	1,028
	Stainless Steel	654	3,978	3,863
	Others	1,465	5,903	6,359
	Total	11,693	48,634	45,781

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

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(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,452	9,406	90.0%
	Zhangjiagang Pohang Stainless Steel Co., Ltd	275	284	103.4%
	PT.KRAKATAU POSCO	712	732	102.8%
	POSCO SS-VINA Co., Ltd.	275	211	76.9%

	Total	11,715	10,634	90.8%

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2019. 1Q	2018	2017
Power Generation	Electric Power	3,987	15,297	13,774
Lime	Lime	634	2,511	2,406

(2) Capacity Utilization Rate

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		2019. 1Q Capacity	2019. 1Q Production	Utilization Rate
Power Generation	Electric Power	Incheon	2,160	1,097	51%
		Gwangyang	2,160	1,939	90%
		Pohang	2,160	2,079	96%
Lime	Lime		540	634	117%

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C. Production Facilities

[Land]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,936,973	15,408	(7,284)	—	1,945,097
Trade	170,115	143	—	—	170,258
Engineering & Construction	25,463	3,340	(3,302)	—	25,501
Others	415,451	38	—	—	415,489

[Building]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,474,584	105,876	(71,262)	(51,049)	3,458,149
Trade	430,863	6,050	(324)	(3,031)	433,558
Engineering & Construction	79,363	21,830	1	(20,654)	80,540
Others	417,642	7,916	(4,370)	(2,080)	419,108

[Structures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,637,523	38,311	(10,611)	(56,328)	2,608,895
Trade	22,036	998	(19)	(379)	22,636
Engineering & Construction	14,708	144	(4)	(432)	14,416
Others	243,657	1,361	(1)	(4,179)	240,838

[Machinery and Equipments]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	15,916,598	470,201	(184,894)	(568,489)	15,633,416
Trade	386,081	29,261	(28,257)	(9,339)	377,746
Engineering & Construction	7,139	1,437	(1,169)	(380)	7,027
Others	2,208,311	23,165	(104)	(47,156)	2,184,216

[Vehicles]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	19,958	6,119	(3,517)	(2,649)	19,911
Trade	5,677	1,786	(1,104)	(460)	5,899
Engineering & Construction	1,158	566	(589)	(222)	913
Others	4,548	2,103	(1,390)	(423)	4,838

22

[Tools and Fixtures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	47,852	8,183	(4,559)	(4,925)	46,551
Trade	10,677	3,733	(829)	(1,257)	12,324
Engineering & Construction	617	313	(373)	(66)	491
Others	7,018	28,075	(26,718)	(717)	7,658

[Equipment]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	66,924	9,964	(5,694)	(5,677)	65,517
Trade	30,238	4,715	(1,484)	(2,401)	31,068
Engineering & Construction	3,304	2,039	(1,168)	(345)	3,830
Others	35,821	129,734	(127,987)	(1,024)	36,544

[Financial Lease Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	91,928	426,662	(8,594)	(41,403)	468,593
Trade	548	59,529	(156)	(5)	59,916
Engineering & Construction	2,957	231,235	—	(376)	233,816
Others	42,131	6,937	(1)	(1,385)	47,682

[Biological Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	80,771	12,890	—	(1,244)	92,417
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

23

[Assets under Construction]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	943,260	329,563	(250,666)	—	1,022,157
Trade	118,315	21,311	(15,674)	—	123,952
Engineering & Construction	25,943	2,687	—	—	28,630
Others	92,121	61,416	(17,074)	—	136,463

24

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June, 2011 ~ December, 2021	G) Expansion of land for facilities, P) Establishment of by-product gas Power Plant	4,551	1,146	3,405
		September, 2011 ~ November, 2021	G) The renovation of #3 furnace P) Establishment of NOx removal equipment for sintering factories	21,982	5,111	16,871
POSCO-CSPC	Establishment	August, 2018 ~ October, 2019	Establishment of a 2,500 tonnage press machine	108	29	79
PT. KRAKATAU POSCO	Establishment	April, 2017 ~ June, 2019	Establishment of facilities	238	132	106

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT. BIO INTI AGRINDO	Establishment	December, 2014 ~ September, 2019	CPO MILL	558	275	283

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2019 ~ December, 2019	Expansion of smart management server for smart management operation efficiency, etc	479	61	418
POSCO CHEMICAL	Establishment	November, 2018 ~ November, 2019	The expansion of product lines #1~#8 for the second factory of anode materials	1,598	408	1,190

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

25

(b) Future Investment Plans

			(In hundred millions of KRW)
Business	Company	Project	Investment effects	Planned Investments
				2019	2020	2021
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Maintenance of existing facilities, etc.	1,356	7,788	8,576
			Advancement of products	584	1,018	5,124
	POSCO SS VINA CO., LTD.	Expansion, Renovation and Replacement of Existing Facilities, etc.	Enhancing production efficiency, cost reduction, etc.	13	38	54
Trading	PT. BIO INTI AGRINDO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Realization of profits by selling CPO	113	54	116
	DAEWOO TEXTILE LLC	Expansion, Renovation and Replacement of Existing Facilities, etc.	Enhancing production efficiency and quality	35	57	57
	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities, etc.	Investment in POSCO IT Infra, etc.	267	284	—
			AI, RPA, etc.	276	402	—
			Improving of workplaces, etc.	64	78	—
	POSCO O&M	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of Existing Facilities	65	99	110
	POSCO CHEMICAL	Expansion, Renovation and Replacement of Existing Facilities, etc.	Expansion of Anode materials product line	1,190	—	—

The investments over KRW 10 billion are listed on the table

26

6. Product Sales

[Steel]				(In hundred millions of KRW)
Items		2019.1Q	2018	2017
Domestic	Hot-Rolled Products	11,610	48,879	42,950
	Cold-Rolled Products	9,909	39,901	38,298
	Stainless Steel	5,111	21,281	24,798
	Others	20,317	77,230	66,555
Export	Hot-Rolled Products	10,195	35,231	34,277
	Cold-Rolled Products	31,864	124,449	125,622
	Stainless Steel	19,089	79,931	74,880
	Others	17,469	77,311	68,734
Total	Gross Sum	125,564	504,212	476,114
	Internal Transaction	(44,846)	(180,632)	(173,810)

	Total	80,718	323.580	302,304

[Trading]				(In hundred millions of KRW)
Items		2019.1Q	2018	2017
Domestic	Merchandise	8,451	33,706	24,210
	Product	1,185	4,702	4,079
	Others	361	1,483	1,421
Export	Merchandise	20,633	87,124	87,116
	Product	203	768	938
	Others	204	736	1,107
Trades among the 3rd countries		62,677	254,670	229,911
Gross Sum		93,714	383,189	348,782
Internal Transaction		(38,335)	(159,112)	(140,760)

Total		55,379	224,077	208,022

27

[Engineering & Construction]			(In hundred millions of KRW)
	Items	2019.1Q	2018	2017
Domestic	Architecture	9,927	37,363	32,375
	Plant	1,684	10,238	6,874
	Civil Engineering	1,219	5,129	6,418
	Others	281	337	—
	Overseas	1,307	9,471	15,056
	Own Construction	1,471	7,568	7,654
	Other Subsidiary company sales	487	3,101	4,478
	Gross Sum	16,375	73,207	72,855
	Internal Transaction	(1,189)	(5,513)	(3,989)

	Total	15,186	67,694	68,866

[Others]		(In hundred millions of KRW)
Items	2019.1Q	2018	2017
Electric Power	8,859	34,426	27,359

7. Derivatives

We purchased forward exchange contracts to hedge the exchange rate risk for foreign currency loans. As of March 31, 2019, we assessed the fair value of our forward exchange contracts to be USD 0.7 Billion (expiring October, 2020), USD 0.55 billion (expiring April, 2021), and a currency swap contract to be USD 0.5 billion (expiring July, 2023). We recognized KRW 35,628 million of gain on valuations of forward exchange contracts. Also, we recognized KRW 18,844 million of gain on valuation, and KRW 19 million of gain on transaction of a currency swap contract.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger with POSHIMETAL Co.,Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

28

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger: May 16, 2016

	JV Agreement for Construction of Steel mills for cold rolled steel products and plated steel products	April, 2016

Purpose: Expansion of sales of automotive steel in Southwest province of China

POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

•  Execution of JV Agreements: April 6, 2016

•  Termination JV Agreements: September, 2017

•  Liquidation of Steel mills set off: November 13, 2017

•  Completion of liquidation: June 28, 2018

	Small scale merger of POSCO P&S	August, 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO P&S is merged into POSCO

•  The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

•  POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: February 2, 2019

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June, 2018

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

•  In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  KGAS(Korea Gas Corporation): 8.5%

•  Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

•  Detailed information and future timeline on this resource development investment is subject to change.

Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO International merges with the steel segment and others of POSCO

P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO

P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

29

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February, 2019

1) Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2) Information: POSCO O&M merges with Blue O&M and MegaAsset

3) Date of merger: February 1, 2019

4) Registration of merger: February 11, 2019

POSCO ENERGY	Contract of Shares Transfer	July, 2018

1) Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

2) Signed Date: July, August, 2018

3) Contract Amount : KRW 343,706 million

Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares

Changes after March 31, 2019

Company	Contract	Date	Remarks
POSCO	Split merger of POSCO Energy’s division of by-product	April, 2019

1) Purpose: Enhancing the company’ value by increasing operational efficiency

2) Information: POSCO Energy’s division of by-product gas power plant will be split off from POSCO Energy and merged into POSCO

3) Conclusion of a contract: April 16, 2019

4) Date of merger: September 1, 2019

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Technology Strategy Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	R&D Center
	POSCO Thainox Public Company Ltd.	Product Testing Laboratory(LAB) Team
Trading	POSCO International Corporation	Electric Power Train Development Group
Molding R&D Center
Stainless Quality Technology Group

30

Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	Smart Construction R&D Center
Others	POSCO ENERGY Co,. LTD	Gas & Renewable Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
	POSCO M-TECH	R&D Center
	POSCO PNR	Quality Innovation Department

B. R&D Expenses in 2019.1Q (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	23,192	1,060	836	5,446	30,534
Manufacturing Cost	95,518	56	55	740	96,369
R&D Cost (Intangible Assets)	3,868	—	1	3,577	7,446

Total*	122,578	1,116	892	9,763	134,349

Government Subsidy	—	—	151	—	151
R&D/Sales Ratio	1.52%	0.02%	0.06%	1.10%	0.84%

*	This total expenses include government subsidy amount

31

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2017, 2018 and 2019.1Q

			(In millions of KRW)
Account	2019.1Q (2019.1.1~2019.3.31)	2018	2017
[Total current assets]	34,677,787	33,651,002	31,127,418
Cash and cash equivalents	2,637,550	2,643,865	2,612,530
Other receivables, net	1,416,916	1,385,629	1,636,006
Other short-term financial assets	8,284,797	8,081,096	7,045,880
Trade accounts and notes receivable, net	10,109,781	9,282,609	8,950,548
Inventories	11,259,369	11,499,928	9,950,955
Other current assets	969,374	931,499	931,499
[Total non-current assets]	45,062,064	44,597,263	47,897,541
Other receivables, net	874,296	863,240	879,176
Other long-term financial assets	1,666,475	1,647,898	1,911,684
Investments in associates and joint ventures	3,781,037	3,650,003	3,557,932
Property, plant and equipment, net	30,486,060	30,018,273	31,883,535
Intangible assets, net	5,171,973	5,170,825	5,952,269
Other non-current assets	3,082,223	3,247,024	3,712,945
Total assets	79,739,850	78,248,265	79,024,959
[Total current liabilities]	18,945,396	18,937,985	18,946,016
[Total non-current liabilities]	13,550,052	12,550,729	12,614,935
Total liabilities	32,495,448	31,488,714	31,560,951
[Equity attributable to owners of the controlling company]	43,944,850	43,371,260	43,732,877
Share capital	482,403	482,403	482,403
Capital surplus	1,445,064	1,410,551	1,412,565

32

Hybrid bonds	199,384	199,384	996,919
Retained earnings	44,566,856	44,216,018	43,056,600
Other equity attributable to owners of the controlling company	(2,748,857)	(2,937,096)	(2,215,610)
[Non-controlling Interests]	3,299,553	3,388,291	3,731,131
Total equity	47,244,402	46,759,551	47,464,008
Revenue	16,014,238	64,977,777	60,655,100
Operating profit	1,202,896	5,542,600	4,621,834
Profit	778,445	1,892,064	2,973,469
[Profit attributable to owners of the controlling company]	741,253	1,690,612	2,790,106
[Profit attributable to non-controlling interests]	37,192	201,452	183,363
Total comprehensive Income	933,231	1,463,535	2,412,311
[Total comprehensive income attributable to owners of the controlling company]	912,402	1,271,495	2,218,278
[Total comprehensive income attributable to non-controlling interests]	20,829	192,040	194,033
Earnings per share(KRW)	9,233	20,911	34,464
Number of Consolidated Companies	168	172	180

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of March 31, 2019, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the three-month period ended March 31, 2019, and Notes

33

2. Separate Financial Statements

A. Summary of Fiscal Years of 2017, 2018 and 2019.1Q

	(In millions of KRW)
Account	2019.1Q (2019.1.1~2019.3.31)	2018	2017
[Total current assets]	17,603,455	16,796,400	14,840,421
Cash and Cash equivalents	419,648	259,219	332,405
Trade accounts and notes receivable, net	4,449,073	3,968,372	3,867,714
Other receivables, net	319,343	206,432	210,230
Other short-term financial assets	7,314,439	7,025,143	5,824,087
Inventories	4,997,913	5,288,009	4,543,533
Other current assets	103,039	49,225	62,452
[Total non-current assets]	37,608,361	37,329,580	38,851,837
Other receivables, net	58,393	57,767	62,421
Other long-term financial assets	1,200,335	1,176,757	1,393,316
Investments in Subsidiaries, associates, and joint ventures	15,507,841	15,121,339	15,098,856
Property, plant and equipment, net	19,952,653	20,154,334	21,561,270
Intangible assets, net	660,560	645,222	528,074
Other non-current assets	228,579	174,161	207,900
Total assets	55,211,816	54,125,980	53,692,258
[Total current liabilities]	4,164,307	3,895,973	3,570,148
[Total non-current Liabilities]	5,047,008	4,957,905	4,180,655
Total liabilities	9,211,315	8,853,878	7,750,803
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,602,845	1,154,775	1,156,429
[Hybrid bonds]	199,384	199,384	996,919
[Retained earnings]	45,430,513	45,175,459	44,605,368

34

Account	2019.1Q (2019.1.1~2019.3.31)	2018	2017
[Other equity]	(1,714,644)	(1,739,919)	(1,299,664)
Total equity	46,000,501	45,272,102	45,941,455
Revenue	7,816,471	30,659,425	28,553,815
Operating profit	832,467	3,809,376	2,902,453
Profit	671,173	1,072,592	2,545,685
Earnings per share(KRW)	8,358	13,186	31,409

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of March 31, 2019, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the three-month period ended March 31, 2019, and Notes.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors (as of May 15, 2019)

Our Board of Directors consists of five inside directors (i.e. Jeong-Woo, Choi; In-Hwa, Chang; Jung-Son, Chon; Hag-Dong, Kim; Tak, Jeong ) and seven outside directors (i.e. Shin-Bae, Kim; Byong-Won, Bahk; Moon-Ki, Chung; Joo-Hyun, Kim; Seung-Wha, Chang; Sung-Jin, Kim; Heui-Jae Pahk).

Our Board of Directors manages the following five sub-committees:

(a) Director Candidate Recommendation and Management Committee;

(b) Evaluation and Compensation Committee;

(c) Finance and Related Party Transactions Committee;

(d) Executive Management Committee; and

(e) Audit Committee.

Composition of the Special Committees under the Board of Directors and their Functions(as of May 15, 2019)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Byong-Won, Bahk (Chairman) Joo-Hyun, Kim Heui-Jae, Pahk, Jung-Son, Chon

•  Reviews the qualifications of potential candidates for Directors

•  Proposes nominees for the Outside Directors

•  Advances the nomination process for the CEO among the Inside Directors and the members of the special committees

•  Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Seung-Wha, Jang (Chairman) Shin-Bae, Kim Moon-Ki, Chung Sung-Jin, Kim	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors
Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Joo-Hyun, Kim (Chairman) Sung-Jin, Kim Heui-Jae, Pahk In-Hwa, Chang

•  Advances deliberation of new investments in other companies

•  Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

•  Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

Audit Committee	3 Outside Directors	Moon-Ki, Chung (Chairman) Byong-Won, Bahk Seung-Wha, Chang

•  Audits the accounting system and business operations

•  Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Executive Management Committee	5 Inside Directors	Jeong-Woo, Choi (Chairman) In-Hwa, Chang Chon, Jung-Son Hag-Dong, Kim Tak, Jeong

•  Oversees decisions with respect to our operational and management matters

•  Reviews management’s proposal for new strategic initiatives

•  Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•  Reviews and revises work and welfare policies

36

(2)	List of Outside Directors (As of March 31, 2019)

Name	Experience	Relation with Majority Shareholder	Remarks
Joo-Hyun, Kim

•  President & CEO, The financial news (‘17.4~Present)

•  President, Future Korea Institute, Kookmin University (‘16.5~‘17.3)

•  President & CEO, Hyundai Research Institute (‘04.1~‘14.4)

•  Ph.D. in Department of Finance, College of Business Arizona State University (‘89)

		None	Chairman of Board of Directors

Heui-Jae, Pahk

•  Professor in Mechanical&Aerospace Engineering, Seoul National University (‘93.3~Present)

•  Chairman of the Board, Korea Youth Foundation (’16.5~Present)

•  Head of R&D Strategic Planning, Ministry of Trade, Industry and Energy (‘13.4~‘16.4)

•  SNUPrecision CEO (‘98.2~‘16.12)

•  Ph D in Mechanical Engineering, Seoul National University (‘90)

None

Byong-Won, Bahk

•  Honarary Chairman of Korea Employers Federation (’18.3~Present)

•  Chairman of Korea Employers Federation (‘15.2~‘18.2)

•  Chairman of The Korea Federation of Banks (‘11.11~‘14.11)

•  Chairman & CEO Woori Financial Group (‘07.3~‘08.6)

•  MA in Economics, University of Washington (‘85)

None

Shin-Bae, Kim

•  Vice Chairman, SK Group (‘10.1~‘13.2)

•  President, Korea IoT (Internet of Things) Association (‘05.3~‘12.3)

•  President and CEO, SK Telecom (‘04.3~‘08.12)

•  M.B.A., Wharton School, University of Pennsylvania (‘85)

None

Moon-Ki, Chung

•  Professor in Accounting, Sungkyunkwan University (‘16~Present)

•  Partner and Chief Quality Officer, Samil PwC (‘81~‘12)

•  Committee Member, Accounting Review Committee of Financial Supervisory Service

•  Ph.D. in Accounting, Sungkyunkwan University

None

Seung-Wha, Chang,

•  Dean of Seoul National University School of Law (’18.6~Present)

•  Professor of Law, Seoul National University (‘95~Present)

•  World Trade Organization(WTO) as the Appellate Body Member (‘12.5~‘16.9)

•  Member, International Chamber of Commerce(ICC) Court of Arbitration (‘00~‘13)

•  LL.M and Doctorate in International Trade Law from Harvard Law School (‘94)

None

Sung-Jin, Kim

•  Adjunct Professor at Department of Economics, Seoul National University (‘11~Present)

•  The Minister of Maritime Affairs and Fisheries (‘06~‘07)

•  Administrator of the Small and Medium Business Administration (‘04~‘06)

•  Ph.D. in Economics Kansas State University (‘91)

None

37

(3)	List of Key Activities of the Board of Directors (January 1, 2019 ~ May 15, 2019)

Session	Date	Agenda	Approval
2019-1	January 30

•  Deliberation Agenda

1. Approval of the financial statements for the 51th fiscal year and the convocation schedule for the 51th General Meeting of Shareholders

2. Announcement of closing POSCO P&S merge

3. Appointment of Legal Affairs Office head

4. Contribution of donation to Indonesia for the recovery of damage caused by Tsunami

•  Report Agenda

1. The management result for the fiscal year of 2018

2. Report on the operation of the internal accounting control system for the fiscal year of 2018

All 4 Cases Approved

2019-2	February 20	• Deliberation Agenda 1. Agenda for the 51th General Meeting of Shareholders 2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	All 2 Cases Approved

2019-3	March 15

•  Deliberation Agenda

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Designation of Representative Directors and presenting positions to Inside Directors

All 3 Cases Approved

2019-4	April 12	• Deliberation Agenda 1. Business restructuring plan for LNG terminal and by-product power plant 2. Contribution of donation for the recovery of damage caused by forest fire in Gangwon Province.	All 2 Cases Approved

2019-5	May 10

•  Deliberation Agenda

1. Declaration of the first quarter dividend for the fiscal year of 2019

2. Plan for financing for the fiscal year of 2019

3. Increase of capital and extension of the payment guarantee period for Brazil CSP

4. FY2019 Transaction Plans with affiliates

•  Report Agenda

1. The management result of the first quarter of 2019

2. The performance and assessment of Board of Directors for 2018

3. Standard for selecting domain and the possible list of domains for new business

4. Establishment of venture platform for exploring new business

5. The result of publicizing commemorative project and its future plan

All 4 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2019 ~ November 15, 2019)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2019-1	January 30	7 (7)	—
2019-2	February 20	7 (7)	—
2019-3	March 15	7 (7)	—
2019-4	April 12	7 (7)	—
2019-5	May 10	7 (7)	—

38

(4)	Composition of the Special Committees and their Activities

•	Major Activities of Director Candidate Recommendation Committee (January 1, 2019~March 15, 2019)

Date	Agenda	Approval
February 13, February 20, 2019	• Deliberation Agenda	Approved
1. Qualification Assessment and Recommendation of Outside Director Candidates
• Preliminary Review Agenda
	1. Qualification Assessment of Inside Director Candidates(Excluding the candidate for the CEO)	—

March 15, 2019	• Preliminary Review Agenda
	1. Appointment of the Special Committee Members	—
2. Appointment of CEO

•	Major Activities of Evaluation and Compensation Committee (January 1, 2019~March 14, 2019)

Date	Agenda	Approval
January 28, 2019	1. Evaluation of the management result for the fiscal year of 2018	Approved

•	Major Activities of Finance and Related Party Transaction Committee (January 1, 2018~March 14, 2019)

Date	Agenda	Approval
January 30, 2019	• Deliberation Agenda	Approved
1. Contribution to Labor Welfare Fund
2. Appointment of Director for voluntary compliance of Fair Trade
• Report Agenda
1. Review of and plan for the operation of the Fair Trading Program

•	Major Activities of Finance and Related Party Transaction Committee (March 15, 2019~May 15, 2019)

Date	Agenda	Approval
April 12, 2019	• Preliminary Review Agenda	—
1. Restructuring of by-product gas power plant and LNG terminal business
May 8, 2019	• Preliminary Review Agenda
	1. Plan for financing in FY2019	—
	2. Myanmar POSCO sales of stake	Approved
	3. Plan for Payment Guarantee to POSCO-Mexico	Approved

•	Major Activities of Executive Management Committee (January 1, 2019 ~ March 14, 2019)

Session	Date	Agenda	Approval
2019-1	January 30	• Deliberation Agenda 1. Sales of stake for Guangdong Shunde Pohang Steel Co., Ltd.	Approved
2019-2	February 19	• Deliberation Agenda 1, Rationalization of Gwangyang #1 power plant 2. Improvement on Gwangyang Works’s working environment 3. Disposal of 1 Finex’s melting furnace and induction furnace assets	Approved Approved Hold

*	Decided to hold the agenda about 1 finex to amend partially and submit to the committee again

•	Major Activities of Executive Management Committee (March 15, 2019 ~ May 15, 2019)

Session	Date	Agenda	Approval
2019-3	March 19	• Deliberation Agenda 1. Replacement of Gwangyang #1,2 blast furnace’s old wind passing equipment	Approved

39

2019-4	February 19

•  Preliminary Review Agenda

1.Increase of capital and extension of the period for payment guarantee

•  Deliberation Agenda

1. R&D investment on STS 3HAPL alternating electrolytic aid pickling machine

2. Plan for remodeling of Pohang Dongchon Plaza

3. Plan for construction and operation of workplace nursery

4. Disposal of 1 Finex tangible assets

— Approved Approved Approved Approved

B. Audit Committee

(1) Composition of the Audit Committee (Auditors, as of May 15, 2019)

Name	Qualifications	Remarks
Chung, Moon-Ki Bahk, Byong-Won Chang, Seung-Wha	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	Chairman — —

(2)	Major Activities of the Audit Committee (January 1, 2019 ~ May 15, 2019)

Session	Date	Agenda	Approval

2019-1	January 29

•  Deliberation Agenda

•  Assessment of the Audit Committee for the fiscal year of 2018

•  Approval on the appointment of the internal audit department head

•  Approval of audit and non-audit services for POSCO and its subsidiaries

•  Report Agenda

•  Report on the operation of the internal accounting control system for the fiscal year of 2018

•  The result of internal audit for the fiscal year of 2018 and audit plans for the fiscal year of 2019

•  The assessment on the employees’ conformity to the code of ethics

All 3 Cases Approved

2019-2	February 19

•  Deliberation Agenda

•  Internal audit result for the fiscal year of 2018

•  Assessment of the operation of the internal accounting control system for the fiscal year of 2018

•  Approval of audit and non-audit services for POSCO’s Subsidiaries abroad

•  Report Agenda

•  External audit result for the fiscal year of 2018

All 3 Cases Approved

2019-3	February 20	• Deliberation Agenda • Review of agenda for general meeting of shareholders	Approved

2019-4	April 26

•  Deliberation Agenda

•  Appointment of the Chairman of the Audit Committee

•  Report Agenda

•  Consolidated internal audit operation report for the fiscal year of 2018

•  The appraisal on the consolidated internal audit operation report for the fiscal year of 2018

•  External audit result on 20-F for the fiscal year of 2018

Approved

40

Session	Date	Agenda	Approval

2019-5	May 9

•  Deliberation Agenda

•  Approval on the non-audit service for POSCO

•  Report Agenda

•  Internal audit result on the Consolidated Financial Statements for the first quarter of 2019

•  External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2019

Approved Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting ofshareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was introduced at the fifty first general meeting of shareholders on February 20, 2019.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries March (served between January 1, 2019 ~ March 31, 2019)

		(In millions of KRW)
Number	Total amount of Salaries	Average salary for person
12	2,596	128

(2)	Individual remuneration amount

•	N/A

(3)	List of Stock Options Presented to the Executives

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

41

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2019, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 7, 2019, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

May 15, 2019

This report is effective as of May 15, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	March 31, 2019		December 31, 2018
Assets

Cash and cash equivalents	21	~~W~~	2,637,550	2,643,865
Trade accounts and notes receivable, net	4,21,26,27,34		10,109,781	9,282,609
Other receivables, net	5,21,34		1,416,916	1,385,629
Other short-term financial assets	6,21		8,284,797	8,081,096
Inventories	7		11,259,369	11,499,928
Current income tax assets			37,827	51,557
Assets held for sale	8		62,158	21,854
Other current assets	14		869,389	684,464

Total current assets			34,677,787	33,651,002

Long-term trade accounts and notes receivable, net	4,21		577,641	427,125
Other receivables, net	5,21		874,296	863,240
Other long-term financial assets	6,21		1,666,475	1,647,898
Investments in associates and joint ventures	9		3,781,037	3,650,003
Investment property, net	11		928,145	928,615
Property, plant and equipment, net	12		30,486,060	30,018,273
Intangible assets, net	13		5,171,973	5,170,825
Defined benefit assets, net	19		223	1,489
Deferred tax assets			1,335,162	1,381,031
Other non-current assets	14		241,051	508,764

Total non-current assets			45,062,063	44,597,263

Total assets		~~W~~	79,739,849	78,248,265

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	March 31, 2019		December 31, 2018
Liabilities

Trade accounts and notes payable	21,34	~~W~~	3,760,796	4,006,135
Short-term borrowings and current installments of long-term borrowings	4,15,21		9,493,467	10,289,619
Other payables	16,21,34		2,290,216	1,720,097
Other short-term financial liabilities	17,21		96,605	77,800
Current income tax liabilities			1,169,620	948,166
Liabilities directly related to assets held for sale	8		12,131	—
Provisions	18,35		310,824	301,280
Other current liabilities	20,26,27		1,811,737	1,594,888

Total current liabilities			18,945,396	18,937,985

Long-term trade accounts and notes payable	21		3,290	29,825
Long-term borrowings, excluding current installments	15,21		10,438,232	9,919,651
Other payables	16,21		647,143	148,868
Other long-term financial liabilities	17,21		34,043	64,162
Defined benefit liabilities, net	19		194,187	140,933
Deferred tax liabilities			1,665,371	1,688,893
Long-term provisions	18,35		461,658	431,036
Other non-current liabilities	20,26		106,127	127,361

Total non-current liabilities			13,550,051	12,550,729

Total liabilities			32,495,447	31,488,714

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,445,064	1,410,551
Hybrid bonds	23		199,384	199,384
Reserves	24		(1,240,554)	(1,404,368)
Treasury shares	25		(1,508,303)	(1,532,728)
Retained earnings			44,566,855	44,216,018

Equity attributable to owners of the controlling company			43,944,849	43,371,260
Non-controlling interests	23		3,299,553	3,388,291

Total equity			47,244,402	46,759,551

Total liabilities and equity		~~W~~	79,739,849	78,248,265

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2019		March 31, 2018
Revenue	26,27,34,37	~~W~~	16,014,238	15,862,284
Cost of sales	7,27,31,34		(14,200,867)	(13,476,127)

Gross profit			1,813,371	2,386,157

Selling and administrative expenses	31,34
Impairment loss on trade accounts and notes receivable			(13,132)	(13,554)
Other administrative expenses	28		(506,083)	(518,091)
Selling expenses	28		(91,260)	(366,808)

Operating profit			1,202,896	1,487,704

Share of profit of equity-accounted investees, net	9		66,859	87,387

Finance income and costs	21,29
Finance income			494,014	456,488
Finance costs			(550,593)	(519,290)

Other non-operating income and expenses	34
Reversal of (impairment loss) on other receivables			(3,390)	4,655
Other non-operating income	30		74,344	60,956
Other non-operating expenses	30,31		(137,189)	(94,887)

Profit before income tax	37		1,146,941	1,483,013
Income tax expense	32,37		(368,496)	(399,471)

Profit			778,445	1,083,542

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(9,706)	(26,556)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		(5,540)	(44,756)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			48,839	(11,126)
Foreign currency translation differences			121,161	21,819
Gains or losses on valuation of derivatives	21		32	(159)

Other comprehensive income (loss), net of tax			154,786	(60,778)

Total comprehensive income		~~W~~	933,231	1,022,764

Profit attributable to:
Owners of the controlling company		~~W~~	741,253	993,516
Non-controlling interests			37,192	90,026

Profit		~~W~~	778,445	1,083,542

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	912,402	932,193
Non-controlling interests			20,829	90,571

Total comprehensive income		~~W~~	933,231	1,022,764

Basic and diluted earnings per share (in Won)	33		9,233	12,323

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total

Balance as of January 1, 2018	~~W~~	482,403	1,412,565	996,919	(682,556)	(1,533,054)	43,056,600	43,732,877	3,731,131	47,464,008
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(76,359)	(76,359)	(63,792)	(140,151)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(412,102)	—	379,370	(32,732)	(19,544)	(52,276)

Adjusted balance as of January 1, 2018		482,403	1,412,565	996,919	(1,094,658)	(1,533,054)	43,359,611	43,623,786	3,647,795	47,271,581
Comprehensive income:
Profit		—	—	—	—	—	993,516	993,516	90,026	1,083,542
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(14,599)	(14,599)	(11,957)	(26,556)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(15,555)	—	—	(15,555)	4,429	(11,126)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(50,621)	—	1,628	(48,993)	4,237	(44,756)
Foreign currency translation differences, net of tax		—	—	—	17,990	—	—	17,990	3,829	21,819
Gains or losses on valuation of derivatives, net of tax		—	—	—	(166)	—	—	(166)	7	(159)

Total comprehensive income		—	—	—	(48,352)	—	980,545	932,193	90,571	1,022,764

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(42,655)	(322,654)
Changes in subsidiaries		—	—	—	—	—	—	—	(31)	(31)
Changes in ownership interest in subsidiaries		—	(814)	—	—	—	—	(814)	200	(614)
Interest of hybrid bonds		—	—	—	—	—	(10,631)	(10,631)	(5,964)	(16,595)
Disposal of treasury shares		—	9	—	—	15	—	24	—	24
Others		—	(423)	—	473	—	(4,579)	(4,529)	1,316	(3,213)

Total transactions with owners of the controlling company		—	(1,228)	—	473	15	(295,209)	(295,949)	(47,134)	(343,083)

Balance as of March 31, 2018	~~W~~	482,403	1,411,337	996,919	(1,142,537)	(1,533,039)	44,044,947	44,260,030	3,691,232	47,951,262

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2019	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551

Comprehensive income:
Profit		—	—	—	—	—	741,253	741,253	37,192	778,445
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(3,164)	(3,164)	(6,542)	(9,706)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	45,224	—	—	45,224	3,615	48,839
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	23,183	—	(26,417)	(3,234)	(2,306)	(5,540)
Foreign currency translation differences, net of tax		—	—	—	132,293	—	—	132,293	(11,132)	121,161
Gains or losses on valuation of derivatives, net of tax		—	—	—	30	—	—	30	2	32

Total comprehensive income		—	—	—	200,730	—	711,672	912,402	20,829	933,231

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(56,485)	(456,491)
Changes in subsidiaries		—	—	—	—	—	—	—	(59)	(59)
Changes in ownership interest in subsidiaries		—	22,212	—	—	—	—	22,212	(49,856)	(27,644)
Interest of hybrid bonds		—	—	—	—	—	(2,268)	(2,268)	(1,799)	(4,067)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	(275)	—	(36,916)	—	41,439	4,248	(1,368)	2,880

Total transactions with owners of the controlling company		—	34,513	—	(36,916)	24,425	(360,835)	(338,813)	(109,567)	(448,380)

Balance as of March 31, 2019	~~W~~	482,403	1,445,064	199,384	(1,240,554)	(1,508,303)	44,566,855	43,944,849	3,299,553	47,244,402

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	March 31, 2019		March 31, 2018
Cash flows from operating activities
Profit		~~W~~	778,445	1,083,542
Adjustments for:
Depreciation			764,760	713,382
Amortization			99,262	108,855
Finance income			(341,882)	(252,310)
Finance costs			386,371	331,842
Income tax expense			368,496	399,471
Impairment loss on property, plant and equipment			68,345	18,222
Gain on disposal of property, plant and equipment			(12,282)	(3,805)
Loss on disposal of property, plant and equipment			12,297	12,210
Impairment loss on other intangible assets			1,004	1,726
Gain on disposal of investments in subsidiaries, associates and joint ventures			(14,436)	—
Loss on disposal of investments in subsidiaries, associates and joint ventures			1,871	435
Share of loss of equity-accounted investees			(66,859)	(87,387)
Gain on disposals of assets held for sale			4,195	—
Expenses related to post-employment benefit			60,027	54,834
Impairment loss on trade and other receivables			16,522	8,899
Loss on valuation of inventories			68,743	60,848
Increase to provisions			57,307	41,605
Others, net			6,908	(21,788)

			1,480,649	1,387,039

Changes in operating assets and liabilities	36		(714,618)	(880,133)

Interest received			59,458	50,660
Interest paid			(161,145)	(115,532)
Dividends received			29,566	56,828
Income taxes paid			(81,863)	(81,795)

Net cash provided by operating activities		~~W~~	1,390,492	1,500,609

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	March 31, 2019		March 31, 2018
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(7,142,031)	(7,268,757)
Proceeds from disposal of short-term financial instruments			7,126,453	6,455,032
Increase in loans			(145,366)	(155,944)
Collection of loans			174,199	169,818
Acquisitions of securities			(204,535)	(86,250)
Proceeds from disposal of securities			18,737	24,885
Acquisitions of investment in associates and joint ventures			(32,844)	(7,830)
Proceeds from disposal of investment in associates and joint ventures			2,998	3,670
Acquisitions of investment property			(4,395)	(2,278)
Proceeds from disposal of investment property			376	428
Acquisitions of property, plant and equipment			(458,378)	(404,066)
Proceeds from disposal of property, plant and equipment			15,856	12,750
Acquisitions of intangible assets			(113,388)	(31,043)
Proceeds from disposal of intangible assets			2,018	66,630
Proceeds from disposal of assets held for sale			311	9,036
Cash received from disposal of business, net of cash transferred			—	(13)
Others, net			15,903	(978)

Net cash used in investing activities			(744,086)	(1,214,910)

Cash flows from financing activities
Proceeds from borrowings			437,174	444,665
Repayment of borrowings			(690,360)	(440,269)
Proceeds from short-term borrowings, net			(389,652)	(25,282)
Capital contribution from non-controlling interests			23,579	808
Payment of cash dividends			(8,904)	(5,499)
Payment of interest of hybrid bonds			(4,087)	(16,781)
Others, net			(46,389)	(33,224)

Net cash used in financing activities			(678,639)	(75,582)

Effect of exchange rate fluctuation on cash held			33,448	15,742

Net increase in cash and cash equivalents			1,215	225,859

Cash and cash equivalents at beginning of the period			2,643,865	2,612,530

Cash and cash equivalents at end of the period	8	~~W~~	2,645,080	2,838,389

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2019

(Unaudited)

1. General Information

General information about POSCO, its 33 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 135 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 128 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of March 31, 2019, the shares of the POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	There are no consolidated subsidiaries newly included during the three-month period ended March 31, 2019.

(c)	Subsidiaries excluded from consolidation during the three-month period ended March 31, 2019 were as follows:

Company	Date of exclusion	Reason
POSCO Processing&Service	January 2019	Merged into POSCO
Daewoo Precious Resources CO., Ltd.	January 2019	Liquidation
BLUE O&M Co.,Ltd.	February 2019	Merged into POSCO O&M Co.,Ltd.
(formerly, POSMATE)
MegaAsset Co.,Ltd.	February 2019	Merged into POSCO O&M Co.,Ltd.
(formerly, POSMATE)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2018. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

The Company adopted K-IFRS No. 1116 “Leases” for the first time. Changes to significant accounting policies are described in Note 3.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1116 “Leases” which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2018.

K-IFRS No. 1116 “Leases”

The Company has initially adopted K-IFRS No. 1116 “Leases” from January 1, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2019.

K-IFRS No. 1116 “Leases” introduced a single accounting model for lessees. As a result, the Company, as a lessee, recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

The Company applied K-IFRS No. 1116 “Leases” using the modified retrospective approach by recognizing the cumulative effect of initial application as of January 1, 2019, the date of initial application. Accordingly, the comparative information presented for 2018 has not been restated.

(a)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2014 “Determining Whether an Arrangement contains a Lease”. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116 “Leases”, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to K-IFRS No. 1116 “Leases”, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied K-IFRS No. 1116 only to contract that were previously identified as leases. Contracts that were not identified as leases under K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining Whether an Arrangement contains a Lease” were not reassessed. Therefore, the definition of a lease under K-IFRS No. 1116 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease a non-lease component on the basis of their relative stand-alone prices.

(b)	As a lessee

The Company leases many assets, including land, warehouses, handling equipment and IT equipment. As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116 “Leases”, the Company recognizes right-of-use assets and lease liabilities for most leases. That is, most leases are presented in the statement of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. desktops, IT supplies, etc.). The Company recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the consolidated statements of financial position. The carrying amounts of right-of-use assets as of January 1, 2019, the date of initial application, and March 31, 2019 are as follows:

	Property, Plant and Equipment (*1)
(in millions of Won)	Land		Buildings and structures	Machinery and equipment	Vehicles	Furniture, fixtures and others	Total
The date of initial application (January 1, 2019)	~~W~~	323,533	187,921	223,985	19,238	38,794	793,471
March 31, 2019		354,070	184,870	218,446	24,035	28,586	810,007

(*1)

Leases classified as a finance lease under with K-IFRS No. 1017 “Leases” at the end of 2018 are included, the carrying amounts of right-of-use assets and lease liabilities to the leases are equal to the carrying amounts of the finance lease assets and financial lease liabilities measured in accordance with K-IFRS 1017 “Leases” as of January 1, 2019, the date of initial application.

1) Significant accounting policies

The Company recognizes a right-of-use assets and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company applies judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2) Transition

At transition, for leases classified as operating leases under K-IFRS No. 1017 “Leases”, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019, the date of initial application. Right-of-use assets are measured at amounts equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments.

In addition, the Company used the following practical expedients when applying K-IFRS No. 1116 “Leases” to leases previously classified as operating leases under K-IFRS No. 1017 “Leases”.

- Applied the exemption not to recognize right-of-use assets and lease liabilities for leases with less than 12 months of lease term.

- Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

- Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(c)	As a lessor

The Company leases out its investment property. The Company classified these leases as operating leases, and the accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017 “Leases”. However, when the Company is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

The Company provides sub-leases for leases of vessels classified as operating leases under K-IFRS No. 1017 “Leases” as an intermediate lessor, and classified the sub-leases as finance leases as of January 1, 2019, the date of initial application of K-IFRS No. 1116 “Leases”. Accordingly, the Company recognized finance lease receivables amounting to ~~W~~225,198 million. In addition, the Company did not make any adjustments to leases for which the Company is a lessor, except for sub-leases described above as of January 1, 2019, the date of initial application.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(d)	Impact on financial statements

The Company recognized additional right-of-use assets, lease receivables and lease liabilities as of January 1, 2019, the date of initial application. The effect on the financial statements as of January 1, 2019, the date of initial application is as follows:

(in millions of Won)	The date of initial application (January 1, 2019)
Consolidated statements of financial position
Right-of-use assets presented as property, plant and equipment(*1)	~~W~~	655,907
Lease receivables		225,198
Lease liabilities		609,094

(*1)	Prepaid lease payments amounting to ~~W~~272,011 million, classified as operating leases as of December 31, 2018, was reclassified from other assets to property, plant and equipment.

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rates as of January 1, 2019, the date of initial application, and the weighted-average rates applied are 1.8 ~ 12.6%. The carrying amount of lease liabilities as of January 1, 2019, the date of initial application, is as follow:

(in millions of Won)	The date of initial application (January 1, 2019)
Operating lease commitments as of December 31, 2018	~~W~~	886,021
Operating lease commitments not recognized as lease liabilities		(60,843)
- Leases of low-value assets		(46,551)
- Leases with less than 12 months of lease term at transition		(14,292)
Operating lease commitments recognized as lease liabilities		825,178
Amount discounted using the incremental borrowing rate as of January 1, 2019, the date of initial application		609,094
Finance lease liabilities recognized as of December 31, 2018		94,754
Lease liabilities as of January 1, 2019, the date of initial application		703,848

As of March 31, 2019, the Company recognized ~~W~~676,035 million of right-of-use assets and ~~W~~607,719 million of lease liabilities for leases that were previously classified as operating leases.

In addition, the Company recognized depreciation and interest expenses instead of operating lease expenses, instead of operating lease expenses. The Company recognized depreciation expenses amounted to ~~W~~32,804 million and interest expenses amounted to ~~W~~8,236 million during the three-month period ended March 31, 2019.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Current
Trade accounts and notes receivable	~~W~~	9,420,946	8,648,250
Finance lease receivables		43,717	57,487
Due from customers for contract work		1,046,671	963,060
Less: Allowance for doubtful accounts		(401,553)	(386,188)

	~~W~~	10,109,781	9,282,609

Non-current
Trade accounts and notes receivable	~~W~~	563,969	583,797
Finance lease receivables		214,676	45,873
Less: Allowance for doubtful accounts		(201,004)	(202,545)

	~~W~~	577,641	427,125

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~356,312 million and ~~W~~468,706 million as of March 31, 2019 and December 31, 2018, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and recognized as short-term borrowings from financial institutions.

5. Other Receivables

Other receivables as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Current
Loans	~~W~~	284,910	236,782
Other accounts receivable		936,548	954,030
Accrued income		206,686	220,066
Deposits		111,634	108,640
Others		28,768	16,201
Less: Allowance for doubtful accounts		(151,630)	(150,090)

	~~W~~	1,416,916	1,385,629

Non-current
Loans	~~W~~	686,540	731,344
Other accounts receivable		152,315	155,936
Accrued income		56,636	1,855
Deposits		161,107	152,072
Less: Allowance for doubtful accounts		(182,302)	(177,967)

	~~W~~	874,296	863,240

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

6. Other Financial Assets

Other financial assets as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Current
Derivatives assets	~~W~~	35,708	47,288
Debt securities		193,144	2,987
Deposit instruments(*1,2)		2,134,507	1,931,518
Short-term financial instruments(*2)		5,921,438	6,099,303

	~~W~~	8,284,797	8,081,096

Non-current
Derivatives assets	~~W~~	25,262	1,795
Equity securities(*3)		1,232,572	1,238,630
Debt securities		33,722	34,327
Other securities(*3)		340,417	338,106
Deposit instruments(*2)		34,502	35,040

	~~W~~	1,666,475	1,647,898

(*1)	As of March 31, 2019 and December 31, 2018, ~~W~~4,398 million and ~~W~~5,715 million, respectively, are restricted for the use in a government project.
(*2)	As of March 31, 2019 and December 31, 2018, financial instruments amounting to ~~W~~79,897 million and ~~W~~73,935 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)

As of March 31, 2019 and December 31, 2018, ~~W~~115,586 million and ~~W~~115,431 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Finished goods	~~W~~	1,669,364	1,886,040
Merchandise		1,065,799	1,131,416
Semi-finished goods		1,952,082	1,945,567
Raw materials		2,985,382	2,821,972
Fuel and materials		948,784	888,941
Construction inventories		700,391	718,884
Materials-in-transit		2,069,856	2,245,740
Others		64,607	68,150

		11,456,265	11,706,710

Less: Allowance for inventories valuation		(196,896)	(206,782)

	~~W~~	11,259,369	11,499,928

The amounts of loss on valuation of inventories recognized within cost of sales during the three-month period ended March 31, 2019 and the year ended December 31, 2018 were ~~W~~68,743 million and ~~W~~141,799 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale and related liabilities as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
	Subsidiaries(*1,2)		Subsidiaries(*2)
Assets
Cash and cash equivalents(*3)	~~W~~	7,530	—
Inventories		12,766	—
Property, plant and equipment		36,681	21,076
Others		5,181	778

	~~W~~	62,158	21,854

Liabilities
Borrowings	~~W~~	10,064	—
Others		2,067	—

	~~W~~	12,131	—

(*1)

During the three-month period ended March 31, 2019, the Company and POSCO-China Holdings Corp. determined to dispose the interest in POSCO (Guangdong) Coated Steel Co., Ltd., a subsidiary of the Company, and entered into a sale agreement. Accordingly, assets and liabilities of POSCO (Guangdong) Coated Steel Co., Ltd. are classified as held for sale assets and liabilities. The Company recognized ~~W~~4,195 million of impairment loss from the difference between book value and net fair value of the assets and liabilities held for sale during the three-month period ended March 31, 2019.

(*2)

During the year ended December 31, 2018, DAESAN (CAMBODIA) Co., Ltd., a subsidiary of the Company, determined to dispose of the land and classified the related property, plant and equipment amounting to ~~W~~21,076 million as assets held for sale.

(*3)	Cash and cash equivalents of the statements of cash flows include cash and cash equivalents that are classified as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019						December 31, 2018
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	178,713,975,892	31.27	~~W~~	178,787	~~W~~	174,625	174,123
POSPower Co., Ltd(*1)	4,507,138	34.00		179,410		173,165	161,477
SNNC	18,130,000	49.00		90,650		115,516	116,922
QSONE Co., Ltd.	200,000	50.00		84,395		84,891	85,550
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		68,735	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	29.53		10,040		17,566	17,382
Daesung Steel(*3)	108,038	17.54		14,000		15,644	15,644
Incheon-Gimpo Expressway Co., Ltd.(*1,3)	9,032,539	18.26		45,163		11,902	13,329
Keystone NO. 1. Private Equity Fund	13,800,000	40.45		13,800		11,961	11,183
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*3)	6,485	12.50		6,485		5,756	5,739
KONES, Corp.	3,250,000	41.67		6,893		2,649	2,849
Others (47 companies)(*1)						119,918	123,734

						802,328	790,410

[Foreign]
AES-VCM Mong Duong Power Company Limited(*2)	—	30.00		164,303		222,916	209,936
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		194,609	179,459
7623704 Canada Inc.(*3)	114,452,000	10.40		124,341		130,133	126,885
Eureka Moly LLC	—	20.00		240,123		83,899	82,447
AMCI (WA) PTY LTD	49	49.00		209,664		71,981	71,086
Nickel Mining Company SAS	3,234,698	49.00		157,585		41,034	41,712
KOREA LNG LTD.	2,400	20.00		135,205		45,731	43,554
NCR LLC	—	29.41		40,868		38,758	37,602
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,654	—
PT. Batutua Tembaga Raya	128,285	22.00		21,824		11,130	20,479
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		14,093	14,120
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,519	14,796
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,801	6,478
Others (29 companies)(*1)						109,547	99,728

						1,008,805	948,282

					~~W~~	1,811,133	1,738,692

(*1)

As of March 31, 2019 and December 31, 2018, investments in associates amounting to ~~W~~304,777 million and ~~W~~285,066 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)	As of March 31, 2019 and December 31, 2018, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.
(*3)

As of March 31, 2019, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(b)	Details of investments in joint ventures as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019						December 31, 2018
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	173,837	180,192
Others (8 companies)						10,072	9,124

						183,909	189,316

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,084,148	1,041,600
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		370,504	363,506
KOBRASCO	2,010,719,185	50.00		32,950		155,946	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		91,531	88,391
DMSA/AMSA(*1)	—	4.00		332,952		30,280	26,709
CSP - Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		8,349	24,832
Others (13 companies)						45,237	43,508

						1,785,995	1,721,995

					~~W~~	1,969,904	1,911,311

(*1)	As of March 31, 2019 and December 31, 2018, the investments in joint ventures were provided as collateral in relation to the joint ventures’ borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the three-month period ended March 31, 2019 and the year ended December 31, 2018 were as follows:

1)	For the three-month period ended March 31, 2019

(in millions of Won)
Company	December 31, 2018 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	March 31, 2019 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	174,123	—	—	502	—	174,625
POSPower Co., Ltd		161,477	—	—	(1,092)	12,780	173,165
SNNC		116,922	—	(1,450)	44	—	115,516
QSONE Co., Ltd.		85,550	—	(950)	291	—	84,891
Chun-cheon Energy Co., Ltd		62,478	6,050	—	207	—	68,735
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,382	—	—	184	—	17,566
Daesung Steel		15,644	—	—	—	—	15,644
Incheon-Gimpo Expressway Co., Ltd.		13,329	—	—	(1,427)	—	11,902
Keystone NO. 1. Private Equity Fund		11,183	—	—	778	—	11,961
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		5,739	—	—	17	—	5,756
KONES, Corp.		2,849	—	—	(200)	—	2,649
POSCO MITSUBISHI CARBON TECHNOLOGY		180,192	—	(16,369)	10,014	—	173,837
Others (55 companies)		132,858	3,275	(530)	1,120	(6,733)	129,990

		979,726	9,325	(19,299)	10,438	6,047	986,237

[Foreign]
AES-VCM Mong Duong Power Company Limited		209,936	—	—	10,573	2,407	222,916
South-East Asia Gas Pipeline Company Ltd.		179,459	—	—	11,847	3,303	194,609
7623704 Canada Inc.		126,885	—	(3,530)	4,486	2,292	130,133
Eureka Moly LLC		82,447	—	—	(40)	1,492	83,899
AMCI (WA) PTY LTD		71,086	—	—	(667)	1,562	71,981
Nickel Mining Company SAS		41,712	—	—	(507)	(171)	41,034
KOREA LNG LTD.		43,554	—	(4,088)	4,098	2,167	45,731
NCR LLC		37,602	729	—	(95)	522	38,758
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		—	22,423	—	(44)	275	22,654
PT. Batutua Tembaga Raya		20,479	—	—	(9,460)	111	11,130
PT. Wampu Electric Power		14,120	—	—	(262)	235	14,093
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,796	—	—	75	648	15,519
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,478	—	—	(74)	397	6,801
Roy Hill Holdings Pty Ltd		1,041,600	—	—	15,274	27,274	1,084,148
POSCO-NPS Niobium LLC		363,506	—	(6,712)	7,292	6,418	370,504
KOBRASCO		133,449	—	—	21,342	1,155	155,946
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,391	—	—	100	3,040	91,531
DMSA/AMSA		26,709	10,356	—	(7,753)	968	30,280
CSP—Compania Siderurgica do Pecem		24,832	—	—	(15,630)	(853)	8,349
Others (42 companies)		143,236	366	(9,796)	15,866	5,112	154,784

		2,670,277	33,874	(24,126)	56,421	58,354	2,794,800

	~~W~~	3,650,003	43,199	(43,425)	66,859	64,401	3,781,037

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2)	For the year ended December 31, 2018

(in millions of Won)
Company	December 31, 2017 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2018 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	175,553	—	—	(1,430)	—	174,123
POSPower Co., Ltd		—	176,731	—	(3,198)	(12,056)	161,477
SNNC		110,424	—	—	6,624	(126)	116,922
QSONE Co.,Ltd.		85,049	—	(550)	1,051	—	85,550
Chun-cheon Energy Co., Ltd		74,378	—	—	(11,900)	—	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,252	—	—	130	—	17,382
BLUE OCEAN Private Equity Fund		19,620	—	—	(17,930)	(1,690)	—
Daesung Steel		15,500	—	—	144	—	15,644
Incheon-Gimpo Expressway Co., Ltd.		31,660	—	—	(18,331)	—	13,329
Keystone NO. 1. Private Equity Fund		12,379	—	—	(1,295)	99	11,183
UITrans LRT Co., Ltd.		15,841	—	—	(15,841)	—	—
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,828	—	—	(1,089)	—	5,739
KONES, Corp.		2,827	—	—	29	(7)	2,849
POSCO MITSUBISHI CARBON TECHNOLOGY		110,760	—	—	69,594	(162)	180,192
Others (52 companies)		73,419	44,629	(784)	18,942	(3,348)	132,858

		751,490	221,360	(1,334)	25,500	(17,290)	979,726

[Foreign]
AES-VCM Mong Duong Power Company Limited		142,348	—	(26,108)	30,096	63,600	209,936
South-East Asia Gas Pipeline Company Ltd.		197,069	—	(29,301)	17,709	(6,018)	179,459
7623704 Canada Inc.		121,702	—	(4,509)	4,373	5,319	126,885
Eureka Moly LLC		79,398	—	—	(406)	3,455	82,447
AMCI (WA) PTY LTD		63,378	—	—	(3,412)	11,120	71,086
Nickel Mining Company SAS		45,905	—	—	(4,268)	75	41,712
KOREA LNG LTD.		33,422	—	(10,544)	10,542	10,134	43,554
NCR LLC		33,738	2,505	—	(5,909)	7,268	37,602
PT. Batutua Tembaga Raya		21,823	—	—	(1,817)	473	20,479
PT. Wampu Electric Power		13,391	—	—	177	552	14,120
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,617	—	—	(735)	(86)	14,796
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,517	—	—	23	(62)	6,478
Roy Hill Holdings Pty Ltd		1,125,133	—	—	59,095	(142,628)	1,041,600
POSCO-NPS Niobium LLC		348,836	—	(22,254)	21,536	15,388	363,506
KOBRASCO		108,485	—	(37,710)	75,170	(12,496)	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,305	—	—	540	(454)	88,391
DMSA/AMSA		56,735	17,973	—	(48,802)	803	26,709
CSP - Compania Siderurgica do Pecem		146,427	—	—	(109,714)	(11,881)	24,832
Others (42 companies)		158,213	2,771	(22,588)	42,937	(38,097)	143,236

		2,806,442	23,249	(153,014)	87,135	(93,535)	2,670,277

	~~W~~	3,557,932	244,609	(154,348)	112,635	(110,825)	3,650,003

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period March 31, 2019 and the year ended December 31, 2018 are as follows:

1)	March 31, 2019

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	554,332	749	553,583	—	1,606
POSPower Co., Ltd		542,455	14,598	527,857	—	(1,504)
SNNC		689,677	436,396	253,281	149,874	(4,187)
QSONE Co.,Ltd.		250,043	80,261	169,782	4,153	583
Chun-cheon Energy Co., Ltd		658,529	516,037	142,492	103,175	346
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		61,139	31,964	29,175	3,900	624
Daesung Steel		172,259	114,863	57,803	25,061	(407)
Incheon-Gimpo Expressway Co., Ltd.		1,041,689	951,339	90,350	11,824	(9,338)
Keystone NO. 1. Private Equity Fund		176,844	142,143	34,701	7,638	1,923
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		46,971	923	46,048	267	134
KONES, Corp.		2,043	1,320	723	835	(480)
POSCO MITSUBISHI CARBON TECHNOLOGY		536,090	247,153	288,937	64,237	16,644
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,783,366	1,006,184	777,182	128,619	47,312
7623704 Canada Inc.		1,265,498	2,064	1,263,434	—	43,136
Nickel Mining Company SAS		467,341	335,899	131,442	37,407	(4,678)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		57,130	545	56,585	24	(111)
KOREA LNG LTD.		228,772	116	228,656	21,074	20,489
PT. Batutua Tembaga Raya		387,750	372,805	14,945	22,568	(43,281)
PT. Wampu Electric Power		220,118	152,652	67,466	5,088	(1,312)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		74,061	22,776	51,285	26,582	221
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		62,830	35,079	27,751	14,846	(280)
Roy Hill Holdings Pty Ltd		9,870,206	5,926,031	3,944,175	703,301	197,781
POSCO-NPS Niobium LLC		740,805	—	740,805	—	14,118
KOBRASCO		335,434	23,541	311,893	59,645	42,683
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		637,372	298,864	338,508	320,736	401
DMSA/AMSA		5,566,007	4,119,906	1,446,101	146,995	(194,431)
CSP - Compania Siderurgica do Pecem		4,044,914	4,120,904	(75,990)	408,398	(79,229)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	552,760	783	551,977	—	10,249
POSPower Co., Ltd		425,632	35,761	389,871	—	(4,536)
SNNC		645,013	384,586	260,427	656,320	14,229
QSONE Co.,Ltd.		249,384	78,285	171,099	16,597	2,101
Chun-cheon Energy Co., Ltd		667,454	525,308	142,146	320,950	(18,796)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		63,554	35,003	28,551	16,237	439
BLUE OCEAN Private Equity Fund		305,876	174,640	131,236	459,491	(5,294)
Daesung Steel		169,305	111,502	57,803	75,474	824
Incheon-Gimpo Expressway Co., Ltd.		1,049,629	931,937	117,692	45,566	(92,202)
Keystone NO. 1. Private Equity Fund		177,024	144,186	32,838	15,507	(3,962)
UITrans LRT Co., Ltd.		430,227	435,699	(5,472)	12,929	(85,344)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		59,464	1,061	58,403	2,401	(12,313)
KONES, Corp.		2,618	1,414	1,204	5,167	70
POSCO MITSUBISHI CARBON TECHNOLOGY		537,138	237,563	299,575	300,986	116,049
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,726,410	1,009,731	716,679	343,471	70,717
7623704 Canada Inc.		1,232,208	1	1,232,207	—	44,320
Nickel Mining Company SAS		465,463	329,084	136,379	207,956	(4,569)
KOREA LNG LTD.		217,883	110	217,773	54,357	52,720
PT. Batutua Tembaga Raya		332,305	274,580	57,725	128,609	(8,451)
PT. Wampu Electric Power		223,009	155,407	67,602	13,461	887
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		73,515	24,264	49,251	121,104	(2,231)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		61,782	34,740	27,042	85,619	78
Roy Hill Holdings Pty Ltd		9,666,619	6,043,492	3,623,127	3,259,256	497,469
POSCO-NPS Niobium LLC		726,810	—	726,810	—	41,812
KOBRASCO		317,842	50,945	266,897	229,340	150,550
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		710,518	384,572	325,946	1,341,849	2,159
DMSA/AMSA		5,562,877	4,171,896	1,390,981	731,127	(529,844)
CSP - Compania Siderurgica do Pecem		4,194,242	4,192,867	1,375	1,860,198	(542,865)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of March 31, 2019 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the three-month period ended March 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	278,585	—	(84)	—	735	279,236
Buildings		571,335	—	(217)	(4,871)	(592)	565,655
Structures		1,408	—	—	(159)	(240)	1,009
Construction-in-progress		77,287	3,852	—	—	1,106	82,245

	~~W~~	928,615	3,852	(301)	(5,030)	1,009	928,145

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	360,402	1,327	(26,826)	(16,743)	(39,575)	278,585
Buildings		634,040	727	(32,807)	(28,358)	(2,267)	571,335
Structures		6,281	—	—	(603)	(4,270)	1,408
Construction-in-progress		64,191	42,052	—	(24,948)	(4,008)	77,287

	~~W~~	1,064,914	44,106	(59,633)	(70,652)	(50,120)	928,615

(*1)

Includes impairment loss on investment property recognized by each of the consolidated subsidiaries, including the office for rent of POSCO(Dalian) IT Center Development Co., Ltd. amounting to ~~W~~51,461 million.

(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the three-month period ended March 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,548,002	366	(4,334)	—	—	12,311	2,556,345
Buildings		4,402,452	3,257	(3,631)	(79,071)	2,257	66,091	4,391,355
Structures		2,917,924	3,536	(898)	(56,553)	(4,765)	27,541	2,886,785
Machinery and equipment		18,518,129	27,113	(5,760)	(559,312)	(66,052)	288,287	18,202,405
Vehicles		31,341	1,804	(123)	(3,788)	34	2,293	31,561
Tools		66,164	3,629	(206)	(7,145)	180	4,402	67,024
Furniture and fixtures		136,287	6,896	(54)	(9,448)	1	3,277	136,959
Lease assets(*3)		137,564	10,693	(117)	(43,169)	—	705,036	810,007
Bearer plants		80,771	—	—	(1,244)	—	12,890	92,417
Construction-in-progress		1,179,639	405,484	(748)	—	—	(273,173)	1,311,202

	~~W~~	30,018,273	462,778	(15,871)	(759,730)	(68,345)	848,955	30,486,060

(*1)	The recoverable amount of the CEM plant and others was less than important in the carrying amount, so the consolidation entity recognized the impairment loss during the current quarter.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*3)	On the date of initial application of K-IFRS No.1116 (January 1, 2019), recognition of ~~W~~655,907 million of right-of-use assets is represented in others.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	~~W~~	2,527,650	28,998	(26,157)	—	6,399	11,112	2,548,002
Buildings		4,877,018	46,129	(21,501)	(331,688)	(73,523)	(93,983)	4,402,452
Structures		2,765,852	18,749	(2,834)	(220,218)	(6,652)	363,027	2,917,924
Machinery and equipment		19,367,957	145,220	(62,135)	(2,224,000)	(143,293)	1,434,380	18,518,129
Vehicles		32,861	8,538	(1,149)	(14,835)	(56)	5,982	31,341
Tools		63,640	21,337	(1,867)	(26,421)	(206)	9,681	66,164
Furniture and fixtures		145,439	32,258	(577)	(51,835)	(1,494)	12,496	136,287
Lease assets		145,257	28,466	(420)	(19,224)	—	(16,515)	137,564
Bearer plants		65,515	—	—	(3,636)	—	18,892	80,771
Construction-in-progress		1,892,346	1,884,125	(23,814)	—	(778,373)	(1,794,645)	1,179,639

	~~W~~	31,883,535	2,213,820	(140,454)	(2,891,857)	(997,198)	(49,573)	30,018,273

(*1)

During 2018, the Controlling Company evaluated future economic performance of its Synthetic Natural Gas (SNG) facility that was still in trial run stage. Considering the continuous decline in LNG price, increase in coal prices and the need for additional capital investment in the SNG facility, the Controlling Company concluded that the profitability for the SNG facility is unlikely to be sustainable and decided to terminate the operation of SNG facility as of December 31, 2018. The property, plant and equipment in the SNG facility are primarily comprised of machinery and equipment, among which assets with a carrying value of ~~W~~167,054 million are expected to be reused in other facilities of the Controlling Company therefore no impairment test was conducted. For the remaining assets impairment test was performed by estimating the recoverable amount of each individual assets. For the assets which are determined to be technically obsolete and therefore sale is unlikely, recoverable amount represents expected scrap value less cost of disposal.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

For the assets for which sale is probable, the recoverable amount is determined based on fair value less cost of disposal. Fair value was measured using cost approach, which is based on estimated the current cost to purchase or replace the asset less applicable depreciation and obsolescence.

Specifically, the Controlling Company used indirect cost approach to estimate the replacement cost for a new asset by applying asset specific inflation factors to the asset’s historical cost. Then the Controlling Company estimates and deducts depreciation for physical deterioration. Depreciation factors are applied primarily based on estimated useful life of the asset and declining balance depreciation method. The fair value measurement of assets in SNG facility is considered to be level 3 because significant inputs used in the estimate, such as asset specific inflation factors and estimated useful lives, are unobservable.

As a result of the impairment test, the Company recognized an impairment loss of ~~W~~809,737 million in connection with the property, plant and equipment in the SNG facility.

The Controlling Company has recognized an impairment loss amounting to ~~W~~61,787 million since recoverable amount on Strip Casting facilities and others is less than its carrying amount for the period ended December 31, 2018.

(*2)

As of December 31, 2018, POSCO ENERGY CO., LTD., as a subsidiary, performed the impairment test due to the consecutive operating loss of the fuel cell business, a recognized impairment losses amounting to ~~W~~54,250 million.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the three-month period ended March 31, 2019 and the year ended December 31, 2018 were as follows:

(a) For the three-month period ended March 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,125,149	—	—	—	—	1,580	1,126,729
Intellectual property rights		2,399,525	44,212	(54)	(58,012)	—	12,072	2,397,743
Premium in rental(*1)		134,793	10,455	(1,996)	(40)	275	1,860	145,347
Development expense		99,163	574	—	(11,032)	—	6,430	95,135
Port facilities usage rights		305,081	—	—	(5,774)	—	1	299,308
Exploratation and evaluation assets		192,130	843	—	—	(3)	4,844	197,814
Customer relationships		421,773	—	—	(13,432)	—	792	409,133
Other intangible assets		493,211	26,970	(54)	(10,972)	(510)	(7,881)	500,764

	~~W~~	5,170,825	83,054	(2,104)	(99,262)	(238)	19,698	5,171,973

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill	~~W~~	1,349,838	—	—	—	(223,709)	(980)	1,125,149
Intellectual property rights		2,449,193	334,667	(18,619)	(198,282)	(96,475)	(70,959)	2,399,525
Premium in rental(*1)		118,310	36,196	(15,675)	(330)	(4,218)	510	134,793
Development expense		80,218	4,248	(32)	(37,305)	(411)	52,445	99,163
Port facilities usage rights		309,373	—	—	(22,975)	—	18,683	305,081
Exploratation and evaluation assets		205,944	2,654	—	—	(3,339)	(13,129)	192,130
Customer relationships		466,945	—	—	(48,499)	—	3,327	421,773
Power generation permit(*2)		539,405	—	—	—	—	(539,405)	—
Other intangible assets		433,043	164,594	(1,644)	(49,190)	(8,844)	(44,748)	493,211

	~~W~~	5,952,269	542,359	(35,970)	(356,581)	(336,996)	(594,256)	5,170,825

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

During the year ended December 31, 2018, the Company disposed of a portion of shares of its subsidiary, POSPower Co., Ltd, which resulted in the Company’s loss of control, and derecognition of corresponding intangible assets.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

14. Other Assets

Other assets as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Current
Advance payments	~~W~~	607,780	539,894
Prepaid expenses		237,440	123,770
Firm commitment asset		18,368	11,246
Others		5,801	9,554

	~~W~~	869,389	684,464

Non-current
Long-term advance payments	~~W~~	22,145	24,280
Long-term prepaid expenses		48,753	334,918
Others(*1)		170,153	149,566

	~~W~~	241,051	508,764

(*1)

As of March 31, 2019 and December 31, 2018, the Company recognized tax assets amounting to ~~W~~116,693 million based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	March 31, 2019		December 31, 2018
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.9~9.1	~~W~~	293,195	294,364
Short-term borrowings	HSBC and others	0.3~10.4		6,743,194	7,193,416

				7,036,389	7,487,780

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.5~8.5		1,046,175	1,234,915
Current portion of debentures	Korea Development Bank and others	1.8~6.3		1,411,593	1,568,108
Less: Current portion of discount on debentures issued				(690)	(1,184)

				2,457,078	2,801,839

			~~W~~	9,493,467	10,289,619

(b)	Long-term borrowings, excluding current portion as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	March 31, 2019		December 31, 2018
Long-term borrowings	Export-Import Bank of Korea and others	0.2~8.8	~~W~~	4,621,827	4,499,199
Less: Present value discount				(28,980)	(30,526)
Debentures	KB Securities and others	1.9~5.3		5,863,800	5,469,580
Less: Discount on debentures issued				(18,415)	(18,602)

			~~W~~	10,438,232	9,919,651

(c)	Assets pledged as collateral in regards to the borrowings as of March 31, 2019 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Sinhan Bank and others	~~W~~	8,379	8,379
Property, plant and equipment and Investment property	Korea Development Bank and others		5,562,957	5,383,896
Trade accounts and notes receivable	Korea Development Bank		146,524	146,524
Inventories	Export-Import Bank of Korea and others		235,249	165,301
Financial instruments	Kookmin Bank and others		51,032	51,032

		~~W~~	6,004,141	5,755,132

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

16. Other Payables

Other payables as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Current
Accounts payable	~~W~~	812,364	783,562
Accrued expenses		715,209	720,773
Dividend payable		456,240	8,673
Lease liabilities(*1)		114,276	10,152
Withholdings		192,127	196,937

	~~W~~	2,290,216	1,720,097

Non-current
Accounts payable	~~W~~	1,543	1,624
Accrued expenses		3,547	19,021
Lease liabilities(*1)		592,562	84,602
Long-term withholdings		49,491	43,621

	~~W~~	647,143	148,868

(*1)	As of the end of the March 31, 2019, the company recognized lease liabilities of ~~W~~607,719 million on initial application of K-IFRS No. 1116 “Leases”.

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Current
Derivative liabilities	~~W~~	47,399	27,328
Financial guarantee liabilities		49,206	50,472

	~~W~~	96,605	77,800

Non-current
Derivative liabilities	~~W~~	18,214	46,429
Financial guarantee liabilities		15,829	17,733

	~~W~~	34,043	64,162

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

18. Provisions

(a)	Provisions as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	35,525	43,095	46,514	26,964
Provision for construction warranties		11,423	135,420	11,842	130,391
Provision for legal contingencies and claims(*1)		14,232	95,643	16,981	94,169
Provision for the restoration(*2)		8,930	86,480	9,379	79,789
Others(*3,4)		240,714	101,020	216,564	99,723

	~~W~~	310,824	461,658	301,280	431,036

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~48,724 million and ~~W~~50,888 million as provisions in relation to lawsuits against the Company as of March 31, 2019 and December 31, 2018, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~27,901 million as provisions for restoration as of March 31, 2019. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 1.99~2.11% to measure present value of these costs.

(*3)

As of March 31, 2019 and December 31, 2018, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~206,891 million and ~~W~~200,407 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of March 31, 2019 and December 31, 2018, the amount includes a provision of ~~W~~17,595 million, for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

(b)	Changes in provisions for the three-month period ended March 31, 2019 and the year ended December 31, 2018 were as follows:

1)	For the three-month period ended March 31, 2019

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	73,478	13,790	(23,907)	(1,466)	16,725	78,620
Provision for construction warranties		142,233	12,243	(6,946)	(729)	42	146,843
Provision for legal contingencies and claims		111,150	3,491	(5,340)	(442)	1,016	109,875
Provision for the restoration		89,168	11,823	(6,185)	(292)	896	95,410
Others		316,287	44,185	(5,401)	(12,972)	(365)	341,734

	~~W~~	732,316	85,532	(47,779)	(15,901)	18,314	772,482

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,171	88,879	(60,723)	(3,856)	7	73,478
Provision for construction warranties		118,036	56,560	(24,608)	(7,660)	(95)	142,233
Provision for legal contingencies and claims		36,764	84,242	(6,066)	(3,399)	(391)	111,150
Provision for the restoration		134,190	14,912	(9,212)	(47,682)	(3,040)	89,168
Others		249,957	328,879	(118,388)	(216,668)	72,507	316,287

	~~W~~	588,118	573,472	(218,997)	(279,265)	68,988	732,316

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2019 and 2018 were as follows:

(in millions of Won)	March 31, 2019		March 31, 2018
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	12,528	10,509

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Present value of funded obligations	~~W~~	2,140,054	2,117,829
Fair value of plan assets(*1)		(1,961,792)	(1,997,717)
Present value of non-funded obligations		15,702	19,332

Net defined benefit liabilities	~~W~~	193,964	139,444

(*1)

As of March 31, 2019 and December 31, 2018, the Company recognized net defined benefit assets amounting to ~~W~~223 million and ~~W~~1,489 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Defined benefit obligation at the beginning of period	~~W~~	2,137,161	1,843,135
Current service costs		58,930	212,323
Interest costs		13,047	54,950
Remeasurements		12,965	212,678
Benefits paid		(68,754)	(189,165)
Others		2,407	3,240

Defined benefit obligation at the end of period	~~W~~	2,155,756	2,137,161

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Fair value of plan assets at the beginning of period	~~W~~	1,997,717	1,714,166
Interest on plan assets		11,950	50,784
Remeasurement of plan assets		(2,094)	(19,761)
Contributions to plan assets		—	408,326
Benefits paid		(45,631)	(163,112)
Others		(150)	7,314

Fair value of plan assets at the end of period	~~W~~	1,961,792	1,997,717

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2019 and 2018 were as follows:

(in millions of Won)	March 31, 2019		March 31, 2018
Current service costs	~~W~~	58,930	54,417
Net interest costs		1,097	417

	~~W~~	60,027	54,834

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

20. Other Liabilities

Other liabilities as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Current
Due to customers for contract work	~~W~~	733,787	709,180
Advances received		744,608	567,375
Unearned revenue		90,180	49,805
Withholdings		219,428	233,981
Firm commitment liability		13,151	24,373
Others		10,583	10,174

	~~W~~	1,811,737	1,594,888

Non-current
Unearned revenue	~~W~~	46,658	42,992
Others		59,469	84,369

	~~W~~	106,127	127,361

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2019 and December 31, 2018 are as follows

①	March 31, 2019

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	51,179	—	51,179	—	51,179
Short-term financial instruments		5,921,438	—	5,921,438	—	5,921,438
Debt securities		26,747	—	—	26,747	26,747
Other securities		340,417	1,224	4,526	334,667	340,417
Other receivables		2,000	—	—	2,000	2,000
Derivatives hedging instrument(*2)		9,791	—	9,791	—	9,791
Fair value through other comprehensive income
Equity securities		1,232,572	854,886	—	377,686	1,232,572
Debt securities		1,638	—	—	1,638	1,638
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,637,550	—	—	—	—
Trade accounts and notes receivable		9,716,547	—	—	—	—
Other receivables		1,948,451	—	—	—	—
Debt securities		198,481	—	—	—	—
Deposit instruments		2,169,009	—	—	—	—

	~~W~~	24,255,820	856,110	5,986,934	742,738	7,585,782

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	45,623	—	45,623	—	45,623
Derivatives hedging instrument(*2)		19,990	—	19,990	—	19,990
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,764,086	—	—	—	—
Borrowings		19,931,699	—	20,162,906	—	20,162,906
Financial guarantee liabilities		65,035	—	—	—	—
Others		2,409,126	—	—	—	—

	~~W~~	26,235,559	—	20,228,519	—	20,228,519

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow accounting which uses currency swap as hedging instrument in order to hedge the risk of changes in foreign currency which influences cash flow from borrowings.

②	December 31, 2018

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	16,662	—	16,662	—	16,662
Short-term financial instruments		6,099,303	—	6,099,303	—	6,099,303
Debt securities		27,229	—	—	27,229	27,229
Other securities		338,106	1,224	5,205	331,677	338,106
Other receivables		2,000	—	—	2,000	2,000
Derivatives hedging instrument		32,421	—	32,421	—	32,421
Fair value through other comprehensive income
Equity securities		1,238,630	891,514	—	347,116	1,238,630
Debt securities		1,638	—	—	1,638	1,638
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,643,865	—	—	—	—
Trade accounts and notes receivable		8,819,617	—	—	—	—
Other receivables		1,843,381	—	—	—	—
Debt securities		8,447	—	—	—	—
Deposit instruments		1,966,558	—	—	—	—

	~~W~~	23,037,857	892,738	6,153,591	709,660	7,755,989

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	60,047	—	60,047	—	60,047
Derivatives hedging instrument		13,710	—	13,710	—	13,710
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		4,035,960	—	—	—	—
Borrowings		20,209,270	—	20,377,105	—	20,377,105
Financial guarantee liabilities		68,205	—	—	—	—
Others		1,803,353	—	—	—	—

	~~W~~	26,190,545	—	20,450,862	—	20,450,862

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2019 and 2018 were as follows:

①	For the three-month period ended March 31, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income(loss)
Financial assets at fair value through profit or loss	~~W~~	35,073	784	—	720	598	37,175	—
Derivatives assets		—	48,024	—	32,590	—	80,614	—
Financial assets at fair value through other comprehensive income		—	—	—	—	30,910	30,910	(5,540)
Financial assets measured at amortized cost		40,454	—	151,402	(9,408)	(108)	182,340	—
Derivatives liabilities		—	(4,241)	—	(40,340)	—	(44,581)	32
Financial liabilities measured at amortized cost		(200,478)	—	(133,050)	(2,237)	(7,271)	(343,036)	—

	~~W~~	(124,951)	44,567	18,352	(18,675)	24,129	(56,578)	(5,508)

②	For the three-month period ended March 31, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	34,181	522	—	5,399	(2,705)	1,804	39,201	—
Derivatives assets		—	59,425	—	28,450	—	—	87,875	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	30,694	30,694	(44,756)
Financial assets measured at amortized cost		37,668	—	28,895	(10,855)	—	(92)	55,616	—
Derivatives liabilities		—	(48,960)	—	(47,726)	—	—	(96,686)	(159)
Financial liabilities measured at amortized cost		(161,860)	—	(17,532)	—	—	(110)	(179,502)	—

	~~W~~	(90,011)	10,987	11,363	(24,732)	(2,705)	32,296	(62,802)	(44,915)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2019 and December 31, 2018 are as follows:

(Share, in Won)	March 31, 2019		December 31, 2018
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2019, total shares of ADRs of 35,315,420 outstanding in overseas stock market are equivalent to 8,828,855 shares of common stock.
(*2)	As of March 31, 2019, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	784,047
Other capital surplus		184,616	162,679

	~~W~~	1,445,064	1,410,551

(c)

POSCO Energy Co., Ltd., a subsidiary of the Company, issued redeemable convertible preferred shares which are classified as non-controlling interests in the consolidated financial statements. The details of redeemable convertible preferred shares as of March 31, 2019 are as follows:

(Share, in Won)	Redeemable Convertible Preferred Shares
Issue date	February 25, 2017

Number of shares issued	8,643,193 shares

Price per share	28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Comparative, Non-participanting • Minimum dividend rate for 1~3 years : 3.98% • Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%

Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.

Details about Conversion	Stockholders of redeemable convertible preferred shares can convert them from 3 years after the issue date to the end of the redemption period (10 years).

Redeemable convertible preferred stocks are classified as equity because the issuer has a redemption right and can control the circumstances in which the entity can settle a variable quantity of equity instruments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Date of issue	Date of maturity	(%)	March 31, 2019		December 31, 2018
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of March 31, 2019 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-06-12 : 4.60% Reset every 10 years as follows;
• After 10 years: return on government bond (10 years) + 1.40% • After 10 years: additionally +0.25% according to Step-up clauses • After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	Posco can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holder’s preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2019 amounts to ~~W~~479 million.

(b)

POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate	March 31, 2019		December 31, 2018
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of March 31, 2019 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

•    After 10 years: return on government bond (10 years) + 1.55%

•    After 10 years: additionally + 0.25% according to Step-up clauses

•    After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of March 31, 2019 amounts to ~~W~~619 million.

24. Reserves

Reserves as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(664,646)	(670,435)
Changes in fair value of equity investments at fair value through other comprehensive income		(272,117)	(295,300)
Foreign currency translation differences		(285,524)	(417,817)
Gains or losses on valuation of derivatives		(322)	(352)
Others		(17,945)	(20,464)

	~~W~~	(1,240,554)	(1,404,368)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

25. Treasury Shares

As of March 31, 2019, the Company holds 7,071,194 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2019 and 2018 were as follows:

1) March 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,900,484	5,407,002	—	160,218	13,467,704
Revenue from services		161,730	98,064	12,068	645,701	917,563
Revenue from construction contract		—	—	1,505,201	6,460	1,511,661
Others		9,602	32,815	1,373	73,520	117,310

	~~W~~	8,071,816	5,537,881	1,518,642	885,899	16,014,238

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,910,086	5,439,817	3,220	236,144	13,589,267
Revenue recognized over time		161,730	98,064	1,515,422	649,755	2,424,971

	~~W~~	8,071,816	5,537,881	1,518,642	885,899	16,014,238

2) March 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,881,987	5,433,110	—	140,517	13,455,614
Revenue from services		144,955	87,748	25,819	568,360	826,882
Revenue from construction contract		—	—	1,451,148	15,927	1,467,075
Others		3,581	39,260	5,763	64,109	112,713

	~~W~~	8,030,523	5,560,118	1,482,730	788,913	15,862,284

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,885,568	5,472,370	8,288	207,004	13,573,230
Revenue recognized over time		144,955	87,748	1,474,442	581,909	2,289,054

	~~W~~	8,030,523	5,560,118	1,482,730	788,913	15,862,284

(c)	Details of contract assets and liabilities from contracts with customers as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Receivables
Account receivables	~~W~~	9,716,547	8,819,617
Contract assets
Due from customers for contact work		970,875	890,117
Contract liabilities
Advance received		743,793	592,125
Due to customers for contact work		733,787	709,180
Unearned revenue		136,613	91,872

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of in-progress construction contracts as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019			December 31, 2018
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	26,359,551	299,125	27,860,778	234,092
Accumulated contract profit		2,517,937	46,980	2,266,897	34,815
Accumulated contract loss		(930,187)	(17,757)	(792,496)	(12,042)
Accumulated contract revenue		27,947,301	328,348	29,335,179	256,865

(b)	Details of due from customers for contract work and due to customers for contract work as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019			December 31, 2018
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	992,623	54,048	914,489	48,571
Due to customers for contract work		(713,748)	(20,039)	(676,990)	(32,190)

	~~W~~	278,875	34,009	237,499	16,381

(c)	Details of the provisions of construction loss as of March 31, 2019 and December 31, 2018 are as follows:

(in millions of Won)	March 31, 2019		December 31, 2018
Construction segment	~~W~~	29,291	31,067
Others		797	1,203

	~~W~~	30,088	32,270

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(d)

Due to the factors causing the variation of costs for the three-month period ended March 31, 2019, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the three-month period ended March 31, 2019 and future periods are as follows:

(in millions of Won)	Changes in estimated		Changes in profit (loss) of construction contract
	total contract costs		Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	172,516	(30,349)	(12,784)	(43,133)
Others		(3,164)	(10,446)	12,535	2,089

	~~W~~	169,352	(40,795)	(249)	(41,044)

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts as of March 31, 2019. The estimation is evaluated for the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2019 and 2018 were as follows:

(in millions of Won)	March 31, 2019		March 31, 2018
Wages and salaries	~~W~~	208,622	216,938
Expenses related to post-employment benefits		21,868	20,802
Other employee benefits		45,777	47,811
Travel		9,667	9,267
Depreciation		34,326	24,180
Amortization		28,360	27,650
Communication		2,473	2,625
Electricity expenses		2,030	2,241
Taxes and public dues		12,885	15,064
Rental		11,458	18,445
Repairs		2,517	4,123
Entertainment		3,032	2,948
Advertising		17,906	30,361
Research & development		30,383	24,477
Service fees		51,522	39,212
Vehicles maintenance		2,328	1,943
Industry association fee		3,437	3,404
Conference		3,853	3,548
Increase in provisions		1,398	12,663
Others		12,241	10,389

	~~W~~	506,083	518,091

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2019 and 2018 were as follows:

(in millions of Won)	March 31, 2019		March 31, 2018
Freight and custody expenses(*1)	~~W~~	47,361	333,254
Operating expenses for distribution center		2,594	2,544
Sales commissions		16,036	12,873
Sale advertising		234	561
Sales promotion		2,537	3,137
Samples		511	630
Sales insurance premium		8,009	10,002
Contract cost		8,640	76
Others		5,338	3,731

	~~W~~	91,260	366,808

(*1)

The Company identified the transportation services included in the contract with customers as a separate performance obligations, and as of December 31, 2018, expenses incurred for the delivery of transportation services had been reclassified from selling and administrative expenses to cost of sales. In addition, during the three-month period ended March 31, 2018, the selling and administrative expenses included ~~W~~291,410 million of expenses incurred for the delivery of transportation services.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2019 and 2018 were as follows:

(in millions of Won)	March 31, 2019		March 31, 2018
Finance income
Interest income(*1)	~~W~~	75,527	71,849
Dividend income		31,508	32,498
Gain on foreign currency transactions		117,933	170,326
Gain on foreign currency translations		145,167	84,896
Gain on derivatives transactions		33,400	28,450
Gain on valuations of derivatives		87,074	59,425
Others		3,405	9,044

	~~W~~	494,014	456,488

Finance costs
Interest expenses	~~W~~	200,478	161,860
Loss on foreign currency transactions		105,289	126,020
Loss on foreign currency translations		139,459	117,839
Loss on derivatives transactions		41,150	47,726
Loss on valuation of derivatives		43,291	48,960
Loss on disposal of trade accounts and notes receivables		9,408	10,855
Others		11,518	6,030

	~~W~~	550,593	519,290

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2019 and 2018 were ~~W~~40,454 million and ~~W~~37,744 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2019 and 2018 were as follows:

(in millions of Won)	March 31, 2019		March 31, 2018
Other non-operating income
Gain on disposals of investment in subsidiaries, associates and joint ventures	~~W~~	14,436	—
Gain on disposals of property, plant and equipment		12,282	3,805
Gain on disposals of intangible assets		—	30,572
Gain on valuation of firm commitment		19,709	4,194
Gain on insurance proceeds		420	185
Others		27,497	22,200

	~~W~~	74,344	60,956

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	4,195	—
Loss on disposals of investment in subsidiaries, associates and joint ventures		1,871	435
Loss on disposals of property, plant and equipment		12,297	12,210
Impairment loss on property, plant and equipment		68,345	18,222
Impairment loss on intangible assets		1,004	1,726
Loss on valuation of firm commitment		3,809	15,425
Idle tangible asset expenses		7,619	2,212
Increase to provisions		5,273	283
Donations		9,405	16,834
Others		23,371	27,540

	~~W~~	137,189	94,887

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

31.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2019 and 2018 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2019		March 31, 2018
Raw material used, changes in inventories and others	~~W~~	9,679,323	9,260,784
Employee benefits expenses		875,668	934,964
Outsourced processing cost		1,770,630	1,627,629
Electricity expenses		219,802	231,129
Depreciation(*1)		764,760	713,382
Amortization		99,262	108,855
Freight and custody expenses		369,234	333,254
Sales commissions		16,036	12,873
Loss on disposal of property, plant and equipment		12,297	12,210
Impairment loss on property, plant and equipment		68,345	18,222
Impairment loss on other intangible assets		1,004	1,726
Donations		9,405	16,834
Others		1,067,713	1,200,261

	~~W~~	14,953,479	14,472,123

(*1)	Includes depreciation expense of investment property.

32.	Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2019 and 2018 were 32.1% and 26.9%, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

33.	Earnings per Share

Basic and diluted earnings per share for the three-month periods ended March 31, 2019 and 2018 were as follows:

(in Won, except per share information)	March 31, 2019		March 31, 2018
Profit attribute to controlling interest	~~W~~	741,253,192,407	993,516,014,970
Interests of hybrid bonds		(1,644,657,534)	(7,707,643,835)

Weighted-average number of common shares outstanding(*1)		80,108,007	79,999,659

Basic and diluted earnings per share	~~W~~	9,233	12,323

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Shares)	March 31, 2019	March 31, 2018
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,078,828)	(7,187,176)

Weighted-average number of common shares outstanding	80,108,007	79,999,659

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2019 and 2018, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the three-month periods ended March 31, 2019 and 2018 were as follows:

1)	For the three-month period ended March 31, 2019

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,410	11,073	—	66,497	21	2,714
POSCO COATED & COLOR STEEL Co., Ltd.		117,197	1,706	—	—	2,369	372
POSCO ICT(*4)		780	4,989	—	60,828	8,557	46,161
eNtoB Corporation		4	60	78,496	5,984	26	5,524
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		103,924	19,330	130,996	2,065	78,130	129
POSCO ENERGY CO., LTD.		56,888	314	—	—	—	20
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,417,608	46,571	175,163	—	12,656	940
POSCO Thainox Public Company Limited		65,104	59	1,670	—	—	3
POSCO America Corporation		95,001	—	—	—	—	18
POSCO Canada Ltd.		—	75	76,613	—	—	—
POSCO Asia Co., Ltd.		416,638	87	148,034	—	558	561
Qingdao Pohang Stainless Steel Co., Ltd.		54,047	—	—	—	—	—
POSCO JAPAN Co., Ltd.		405,675	—	9,520	2,314	—	634
POSCO-VIETNAM Co., Ltd.		74,540	85	—	—	—	37
POSCO MEXICO S.A. DE C.V.		78,213	14	—	—	—	5
POSCO Maharashtra Steel Private Limited		190,663	95	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		18,004	—	524	—	—	—
Others		299,408	11,260	179,780	5,782	67,158	26,480

		3,395,104	95,718	800,796	143,470	169,475	83,598

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		116	60	751	50,746	4,915	2,711
SNNC		1,348	2,280	115,648	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		23,863	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	202,028	—	—	—
Others		3,992	11,253	13,165	—	—	—

		29,319	13,593	331,592	50,746	4,915	2,721

	~~W~~	3,424,423	109,311	1,132,388	194,216	174,390	86,319

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2019, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2) For the three-month period ended March 31, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	762	53	—	58,706	9	9,288
POSCO COATED & COLOR STEEL Co., Ltd.		110,752	2,560	—	—	1,592	189
POSCO ICT		648	7,474	—	70,821	8,087	48,847
eNtoB Corporation		1	60	85,857	3,346	45	5,813
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		98,233	17,675	132,591	5,687	77,282	148
POSCO ENERGY CO., LTD.		52,095	369	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,462,604	38,852	188,278	—	13,895	322
POSCO Thainox Public Company Limited		65,975	—	3,197	—	—	—
POSCO America Corporation		63,366	—	—	—	—	886
POSCO Canada Ltd.		—	318	70,006	—	—	—
POSCO Asia Co., Ltd.		495,863	141	88,001	303	902	872
Qingdao Pohang Stainless Steel Co., Ltd.		44,031	7	—	—	—	5
POSCO JAPAN Co., Ltd.		349,756	—	5,974	725	—	994
POSCO-VIETNAM Co., Ltd.		88,286	13	—	—	—	8
POSCO MEXICO S.A. DE C.V.		65,090	17	—	—	—	—
POSCO Maharashtra Steel Private Limited		134,773	209	—	—	—	30
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		67,154	—	—	—	—	5
Others		299,845	7,928	59,368	5,171	65,268	27,671

		3,399,234	75,676	633,272	144,759	167,080	95,078

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		336	80	914	28,043	5,758	2,148
SNNC		1,208	422	133,613	—	—	5
POSCO-SAMSUNG-Slovakia Processing Center		18,238	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	191,457	—	—	—
Others		2,719	9,731	16,978	—	—	5

		22,501	10,233	342,962	28,043	5,758	2,158

	~~W~~	3,421,735	85,909	976,234	172,802	172,838	97,236

(b)	The related account balances of significant transactions between the controlling company and related companies as of March 31, 2019 and December 31, 2018 are as follows:

1)	March 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1	17,508	17,509	—	20,318	447	20,765
POSCO COATED & COLOR STEEL Co., Ltd.		64,700	398	65,098	—	94	1,352	1,446
POSCO ICT		—	10,216	10,216	1,227	50,294	44,606	96,127
eNtoB Corporation		—	120	120	6,109	36,875	—	42,984
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		65,624	17,982	83,606	20,503	54,460	18,202	93,165
POSCO ENERGY CO., LTD.		41,831	2,046	43,877	—	—	1,425	1,425
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		525,186	47,889	573,075	1,395	1,875	5,263	8,533
POSCO Thainox Public Company Limited		66,849	—	66,849	—	—	—	—
POSCO America Corporation		16,896	—	16,896	—	—	—	—
POSCO Asia Co., Ltd.		454,413	1,068	455,481	6,553	—	—	6,553
Qingdao Pohang Stainless Steel Co., Ltd.		52,346	—	52,346	—	—	—	—
POSCO MEXICO S.A. DE C.V.		95,731	223	95,954	—	—	—	—
POSCO Maharashtra Steel Private Limited		402,611	1,458	404,069	—	—	—	—
Others(*1)		433,529	58,806	492,335	58,712	24,677	90,454	173,843

		2,219,717	157,714	2,377,431	94,499	188,593	161,749	444,841

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		—	4	4	1,608	16,390	—	17,998
SNNC		295	1,834	2,129	19,856	—	—	19,856
Roy Hill Holdings Pty Ltd		—	—	—	—	9,370	—	9,370
Others		896	912	1,808	333	76	—	409

		1,191	2,750	3,941	21,797	25,836	—	47,633

	~~W~~	2,220,908	160,464	2,381,372	116,296	214,429	161,749	492,474

(*1)

During the year ended December 31, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of March 31, 2019, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	57	5,181	5,238	—	52,775	438	53,213
POSCO COATED & COLOR STEEL Co., Ltd.		55,598	317	55,915	—	25	1,194	1,219
POSCO ICT		—	229	229	1,572	112,960	8,717	123,249
eNtoB Corporation		—	—	—	10,860	22,072	11	32,943
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY CO., LTD.		22,163	1,700	23,863	—	—	1,425	1,425
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		437,554	1,056	438,610	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited		71,189	—	71,189	467	71	—	538
POSCO America Corporation		14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.		480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.		52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited		390,413	1,428	391,841	—	—	—	—
Others		379,950	54,407	434,357	33,183	36,591	85,745	155,519

		2,044,941	69,466	2,114,407	73,993	285,321	121,846	481,160

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		249	10	259	3,275	34,803	—	38,078
SNNC		541	61	602	22,188	—	—	22,188
Roy Hill Holdings Pty Ltd		—	—	—	22,997	—	—	22,997
Others		918	910	1,828	217	76	—	293

		1,708	981	2,689	48,677	34,879	—	83,556

	~~W~~	2,046,649	70,447	2,117,096	122,670	320,200	121,846	564,716

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended March 31, 2019 and 2018 were as follows:

1)	For the three-month period ended March 31, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,396	—	7	3,371
New Songdo International City Development, LLC		361	4,471	—	3
SNNC		18,012	—	5,043	20,624
Chun-cheon Energy Co., Ltd		1,010	—	—	—
Noeul Green Energy		1,662	—	—	587
USS-POSCO Industries		—	—	604	—
CSP—Compania Siderurgica do Pecem		22,270	2,067	120,388	385
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,745	—	10,794	—
LLP POSUK Titanium		—	—	272	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	852	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		3,877	—	—	—
PT. Batutua Tembaga Raya		—	365	10,597	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,093	—	80	—
Sebang Steel		—	—	703	—
DMSA/AMSA		—	—	16,755	—
South-East Asia Gas Pipeline Company Ltd.		5	4,805	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		24,615	16,369	1,340	713
POSPOWER Co.,Ltd		37,409	—	—	—
TK CHEMICAL CORPORATION		43,375	—	21,929	—
Others		47,939	14,667	5,563	6,839

	~~W~~	220,769	42,744	194,927	32,522

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2)	For the three-month period ended March 31, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,087	—	32	1,230
New Songdo International City Development, LLC		23,431	9,594	—	5
SNNC		23,090	—	4,502	4,869
Chun-cheon Energy Co., Ltd		20,275	—	—	—
Noeul Green Energy		1,499	—	—	—
VSC POSCO Steel Corporation		6,667	—	1,179	—
USS-POSCO Industries		—	—	516	—
CSP—Compania Siderurgica do Pecem		42,832	—	24,009	15,473
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,844	—	14,629	—
LLP POSUK Titanium		—	—	418	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,690	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		3,174	—	—	—
PT. Batutua Tembaga Raya		—	—	2,191	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,333	—	58	—
Sebang Steel		—	—	6,273	—
DMSA/AMSA		—	—	9,422	—
South-East Asia Gas Pipeline Company Ltd.		—	23,108	—	—
Others		61,736	7,652	3,232	1,733

	~~W~~	209,968	40,354	69,151	23,310

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of March 31, 2019 and December 31, 2018 are as follows:

1)	March 31, 2019

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,839	—	146	2,985	3,851	8	3,859
New Songdo International City Development, LLC		65,235	—	5,725	70,960	—	2	2
Chun-cheon Energy Co., Ltd		55	1,941	—	1,996	803	—	803
POSPOWER Co., Ltd.		33,370	—	—	33,370	—	66,836	66,836
Nickel Mining Company SAS		—	59,585	116	59,701	—	—	—
CSP—Compania Siderurgica do Pecem		349,968	—	15,940	365,908	54,051	—	54,051
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,849	—	—	8,849	1,737	—	1,737
PT. Batutua Tembaga Raya		—	35,964	16,327	52,291	584	—	584
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,303	3,413	29	10,745	80	—	80
DMSA/AMSA		—	57,973	—	57,973	2,528	—	2,528
South-East Asia Gas Pipeline Company Ltd.		5	182,061	—	182,066	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		9,153	—	—	9,153	1,788	—	1,788
TK CHEMICAL CORPORATION		34,423	—	—	34,423	3,330	—	3,330
Others		78,878	146,150	15,226	240,254	6,385	4,952	11,337

	~~W~~	590,078	487,087	53,509	1,130,674	75,137	71,798	146,935

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)	Receivables					Payables
	Trade accounts and notes rceivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,593	—	6	3,599	6,160	217	6,377
New Songdo International City Development, LLC		233,157	—	—	233,157	—	—	—
Chun-cheon Energy Co., Ltd		—	—	—	—	—	1,758	1,758
POSPOWER Co., Ltd.		13,703	—	—	13,703	—	66,856	66,856
Nickel Mining Company SAS		—	59,664	118	59,782	—	—	—
CSP - Compania Siderurgica do Pecem		364,190	—	9,669	373,859	62,578	—	62,578
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,836	—	—	10,836	2,101	—	2,101
PT. Batutua Tembaga Raya		—	35,100	171	35,271	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,274	3,354	27	9,655	66	—	66
DMSA/AMSA		—	64,297	—	64,297	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	191,107	—	191,107	—	—	—
Others		75,382	136,117	13,071	224,570	7,768	5,363	13,131

	~~W~~	707,135	489,639	23,062	1,219,836	78,673	74,194	152,867

(e)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the three-month period ended March 31, 2019 and the year ended December 31, 2018 were as follows:

1)	For the three-month period ended March 31, 2019

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	5,695	1,065	—	—	6,760
DMSA/AMSA(*1)		64,297	2,955	—	(9,279)	57,973
South-East Asia Gas Pipeline Company Ltd.		191,107	—	(11,737)	2,691	182,061
PT. Batutua Tembaga Raya		35,100	—	—	864	35,964
PT. Tanggamus Electric Power		4,423	—	—	78	4,501
PT. Wampu Electric Power		5,330	—	—	94	5,424
PT. POSMI Steel Indonesia		2,236	—	—	40	2,276
Nickel Mining Company SAS		59,664	—	—	(79)	59,585
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,709	—	—	118	6,827
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		3,354	—	—	59	3,413
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,709	—	—	118	6,827
AMCI (WA) PTY LTD		90,480	581	—	1,994	93,055
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,590	—	—	99	5,689
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		8,945	—	—	157	9,102
Chun-cheon Energy Co., Ltd		—	1,941	—	—	1,941
Pos-Austem Suzhou Automobile Co., Ltd		—	5,622	—	67	5,689

	~~W~~	489,639	12,164	(11,737)	(2,979)	487,087

(*1)	During the three-month period ended March 31, 2019, loans amounting to ~~W~~10,284 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

2)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and jointventures
New Songdo International City Development, LLC	~~W~~	282,775	150	(252,759)	(30,166)	—
Gail International Korea, LLC		2,000	8,500	(10,500)	—	—
UITrans LRT Co., Ltd.		—	5,695	—	—	5,695
DMSA/AMSA(*1)		69,713	9,965	(342)	(15,039)	64,297
South-East Asia Gas Pipeline Company Ltd.		229,880	—	(47,569)	8,796	191,107
PT. Batutua Tembaga Raya		29,048	4,678	—	1,374	35,100
PT. Tanggamus Electric Power		3,197	—	—	1,226	4,423
PT. Wampu Electric Power		5,107	—	—	223	5,330
PT. POSMI Steel Indonesia		4,286	—	(2,200)	150	2,236
Nickel Mining Company SAS		59,668	—	—	(4)	59,664
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		5,357	—	(5,357)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,428	—	—	281	6,709
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,357	4,451	(6,454)	—	3,354
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,428	—	—	281	6,709
AMCI (WA) PTY LTD		92,061	3,795	—	(5,376)	90,480
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,357	5,564	(5,357)	26	5,590
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		8,571	8,902	(8,571)	43	8,945
SAMHWAN VINA CO., LTD		1,071	—	(1,071)	—	—

	~~W~~	816,304	51,700	(340,180)	(38,185)	489,639

(*1)	During the year ended December 31, 2018, loans amounting to ~~W~~17,559 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(f)	For the three-month periods ended March 31, 2019 and 2018, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2019		March 31, 2018
Short-term benefits	~~W~~	29,697	31,707
Long-term benefits		4,576	2,586
Retirement benefits		6,518	8,401

	~~W~~	40,791	42,694

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2019 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC	USD	100,000,000	113,780	100,000,000	113,780
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	166,719	131,874,750	150,045
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co.,Ltd.(SPC)	THB	5,501,000,000	196,551	5,501,000,000	196,551
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	506,853,000	576,697	168,397,800	191,604
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	182,048	160,000,000	182,048
	POSCO SS VINA CO., LTD.	Export-Import Bank of Korea and others	USD	299,941,250	341,273	299,663,928	340,957
	POSCO-VIETNAM Co., Ltd.	MUFG and others	USD	156,000,000	177,497	156,000,000	177,497
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,536,372	1,097,236,405	1,248,437
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea	USD	196,017,000	223,028	196,017,000	223,028
	POSCO INTERNATIONAL POWER(PNGLAE)., Ltd	Export-Import Bank of Korea	USD	47,600,000	54,159	47,600,000	54,159
	GOLDEN LACE POSCO INTERNATIONAL CO.,LTD	Shinhan Bank	USD	9,000,000	10,240	9,000,000	10,240
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,672	14,652,750	16,672
	PT. Bio Inti Agrindo	KEB Bank	IDR	150,000,000,000	11,985	150,000,000,000	11,985
		Export-Import Bank of Korea	USD	135,000,000	153,603	134,025,281	152,494
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank	USD	149,400,000	169,987	84,053,212	95,635
	Songdo Posco family Housing	SHINYOUNG SECURITIES CO LTD	KRW	10,000	10,000	—	—
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	47,000,000	53,477	47,000,000	53,477
	POSCO Engineering and Construction India Private Limited	KEB Bank	INR	104,000,000	1,710	56,500,000	929
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd.	USD	10,900,000	12,402	10,900,000	12,402
	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	163,633,000	186,182	163,633,000	186,182
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori bank and others	USD	148,000,000	168,394	145,000,000	164,981
	Songdo Posco family Housing	SHINYOUNG SECURITIES CO LTD	KRW	10,000	10,000	—	—
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,707	1,500,000	1,707
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)	PT.Krakatau Posco Chemtech Calcination	POSCO Asia Co., Ltd.	USD	15,200,000	17,295	15,200,000	17,295
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	15,914	13,986,947	15,914
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	220,619	121,231,918	137,938
POSCO Asia Co., Ltd.	POSCO SINGAPORE LNG TRADING PTE.LTD.	SMBC	USD	40,000,000	45,512	40,000,000	45,512

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

[Associates and joint ventures]
POSCO	CSP—Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	392,956,955	447,105	392,956,955	447,105
		BNDES	BRL	464,060,000	135,343	462,554,370	134,904
	LLP POSUK Titanium	SMBC	USD	15,000,000	17,067	15,000,000	17,067
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	58,763	46,000,000	58,763
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	GLOBAL KOMSCO Daewoo LLC	ICBC	USD	8,225,000	9,358	8,225,000	9,358
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	20,740	20,740	4,830	4,830
	New Songdo International City Development, LLC	Other	KRW	440,000	440,000	434,000	434,000
	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	12,430	12,430	1,941	1,941
	Pohang E&E Co., Ltd.	Heungkuk Life Insurance	KRW	6,500	6,500	—	—
	Incheon-Gimpo Expressway Co., Ltd.	Kookmin Bank and others	KRW	28,940	28,940	—	—
	JB CLARK HILLS	Korea Investment&Securities	KRW	40,000	40,000	30,000	30,000
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Bank	USD	1,140,000	1,297	696,667	793
POSCO(Suzhou)	POS-InfraAuto (Suzhou) Co., Ltd	Export-Import Bank of Korea and others	USD	780,000	887	780,000	887
Automotive Processing Center Co.,Ltd.
[Others]
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea and others	USD	87,272,727	99,299	11,598,699	13,197
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Kookmin Bank and others	KRW	1,771,134	1,771,134	692,876	692,876
POSCO ICT	BLT Enterprise and others	KEB Bank and others	KRW	1,283,718	1,283,718	1,264,042	1,264,042
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank and others	AUD	24,808,159	19,975	24,808,159	19,975

			USD	4,410,786,129	5,018,590	3,586,230,312	4,080,411
			KRW	3,799,462	3,799,462	2,603,689	2,603,689
			IDR	150,000,000,000	11,985	150,000,000,000	11,985
			INR	104,000,000	1,710	56,500,000	929
			THB	5,501,000,000	196,551	5,501,000,000	196,551
			EUR	46,000,000	58,763	46,000,000	58,763
			AUD	24,808,159	19,975	24,808,159	19,975
			BRL	464,060,000	135,343	462,554,370	134,904

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(b)	POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~215,145 million as of March 31, 2019.

(c)	Other commitments

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2019, 86 million tons of iron ore and 14 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

The Company has a long-term service contract for the transportation of raw materials. As of March 31, 2019, there are 38 vessels under contract, and the average remaining contract period is about 10 years.

As of March 31, 2019, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chenavard. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2019, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement to POSCO Energy Co., Ltd., as the largest shareholder, at the request of the creditors including Norddeutsche Landesbank, to guarantee successful funding for construction of new power plant.

POSCO has provided a supplemental funding agreement of up to 9.8 billion to Busan E&E Co., Ltd.,subsidiary of the Company, as requested from the creditors including Korea Development Bank.

POSCO has provided a supplemental funding agreement, as requested from the creditors, to push forward Suncheon Bay PRT Business of Suncheon Eco Trans Co., Ltd., subsidiary of the Company. On November 2018, creditors sued the company for subrogation based on a supplemental funding agreement. POSCO recognized the provision based on the estimate of the amount and the possibility of any outflows of resources due to the litigation.

POSCO	As of March 31, 2019, POSCO has been provided with external foreign currency guarantee of USD 718
ENGINEERINGS &	million among the total limit of USD 2,507 million via Woori bank and others.
CONSTRUCTION
CO., LTD.	The Company is responsible for 3 projects, including the development of ParkOne in Yeouido-dong. As of March 31, 2019, the outstanding amount of loans related to the responsible payment arrangement is ~~W~~2,167.6 billion. If the responsibility is not fulfilled, there are duties such as dept acquisition and liability leases.

POSCO ICT

As of March 31, 2019, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ~~W~~139,608 million, ~~W~~23,580 million and ~~W~~608 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

The Company is responsible for 21 projects, including the construction of Bundang Center. As of March 31, 2019, the outstanding amount of loans related to the responsible payment arrangement is ~~W~~1,008 billion. If the responsibility is not fulfilled, there are duties such as compensation for principal and interest.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(d)	Litigation in progress

In March 2019, regarding the Songdo International City Development Project in Incheon, NSC Investment and TGC (the “applicant”) of POSCO ENGINEERING & CONSTRUCTION CO., LTD. (the “applicant” or “POSCO E&C”) have applied to the International Chamber of Commerce of Singapore, and to the “ICC” for the fact that POSCO E&C’s joint contract violation (approximately USD 2 billion) has applied for mediated. In addition, the applicant filed a confirmation suit with the New York Southern District Court in March 2019 against the fact that all claims listed in the above arbitration application must be settled by ICC arbitration. The claimants are seeking damages allegedly resulting from POSCO E&C’s purported wrongful seizure. As of March 31, 2019, the Company believes that the applicant’s claims are not legally valid and that the present obligation for the above arbitration event does not exist and therefore did not recognize a provision.

The Company is involved in 363 lawsuits and claims for alleged damages aggregating to ~~W~~883.2 billion as defendant as of March 31, 2019, which arise from ordinary course of business. The Company has recognized provisions amounting to ~~W~~48.7 billion for 110 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other lawsuits and claims since the Company believes that it does not have a present obligation as of March 31, 2019.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided three blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	As of March 31, 2019, POSCO INTERNATIONAL Corporation(Formerly, POSCO DAEWOO Corporation) has provided thirty-three blank promissory notes and twenty-four blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of March 31, 2019, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided twenty-three blank checks and four blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~9,388,847 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of March 31, 2019, POSCO ICT has provided two blank promissory notes and four blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2019 and 2018 were as follows:

(in millions of Won)	March 31, 2019		March 31, 2018
Trade accounts and notes receivable	~~W~~	(593,651)	(507,799)
Other receivables		89,387	(121,176)
Inventories		338,259	(319,516)
Other current assets		(180,573)	27,776
Other non-current assets		(37,240)	(71,544)
Trade accounts and notes payable		(437,067)	52,463
Other payables		(62,899)	11,397
Other current liabilities		252,888	96,274
Provisions		(41,381)	(53,768)
Payments of severance benefits		(68,754)	(84,076)
Plan assets		45,631	64,225
Other non-current liabilities		(19,218)	25,611

	~~W~~	(714,618)	(880,133)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2019

(Unaudited)

(a)	Information about reportable segments for the three-month periods ended March 31, 2019 and 2018 was as follows:

1)	For the three-month period ended March 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	8,071,816	5,537,881	1,518,642	885,899	16,014,238
Internal revenues		4,484,586	3,833,489	118,868	643,475	9,080,418
Inter segment revenue		3,056,377	2,086,732	105,135	612,863	5,861,107
Total revenues		12,556,402	9,371,370	1,637,510	1,529,374	25,094,656
Segment profits		634,787	73,041	21,152	106,937	835,917

2)	For the three-month period ended March 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	8,030,523	5,560,118	1,482,730	788,913	15,862,284
Internal revenues		4,477,553	3,762,180	109,059	640,289	8,989,081
Inter segment revenue		3,114,893	2,100,395	97,911	614,493	5,927,692
Total revenues		12,508,076	9,322,298	1,591,789	1,429,202	24,851,365
Segment profits		833,348	102,371	63,975	89,686	1,089,380

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2019 and 2018 were as follows:

(in millions of Won)	March 31, 2019		March 31, 2018
Total profit for reportable segments	~~W~~	835,917	1,089,380
Corporate fair value adjustments		(20,875)	(21,158)
Elimination of inter-segment profits		(36,597)	15,320
Income tax expense		368,496	399,471

Profit before income tax expense	~~W~~	1,146,941	1,483,013

38. Events after the reporting period

Pursuant to the resolution of the Board of Directors on May 10, 2019, the Company decided to pay cash dividends of ~~W~~2,000 per common share (total dividend: ~~W~~160.2 billion).